Towngas

The Hong Kong and China Gas Company Limited

07027163

RECEIVED

2007 OCT 16 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 October 2007

Our ref: CS/GL/L/07-09

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

SUPPL

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of the newspaper advertisement on 14 September 2007 in respect of "Interim Results; Dividend or Distribution; Closure of Books or Change of Book Closure Period; Preliminary Announcement of 2007 Interim Results";

2. A copy of the Preliminary Announcement of 2007 Interim Results;

3. A copy of the 2007 Interim Report;

4. A copy of an announcement dated 2 October 2007 in respect of "Suspension of Trading";

5. A copy the newspaper advertisement on 3 October 2007 in respect of "Announcement and Resumption of Trading";

6. A copy of the announcement dated 2 October 2007 in respect of "Announcement and Resumption of Trading".

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Dew 10/16

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

NOTIFICATION

INTERIM RESULTS
DIVIDEND OR DISTRIBUTION
CLOSURE OF BOOKS OR CHANGE OF BOOK CLOSURE PERIOD
PRELIMINARY ANNOUNCEMENT OF 2007 INTERIM RESULTS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of The Hong Kong and China Gas Company Limited at www.towngas.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 23/F., 363 Java Road, North Point, Hong Kong from 9:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays (except public holidays in Hong Kong), from today until 13th October 2007. Copies will be provided upon request at no charge.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 13th September 2007

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2007 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2007 amounted to HK$5,469.9 million, including a HK$2,235.7 million one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection and a HK$1,270.4 million profit resulting from an investment property revaluation surplus and the sale of properties. During the first half of 2007, the volume of residential gas sales in Hong Kong decreased whilst the total volume of gas sales rose slightly by 0.2 per cent compared with the same period last year. The Group's gas business in Hong Kong grew slightly during the first half of 2007.

Highlights of the unaudited results of the Group for the six months ended 30th June 2007, as compared to the same period in 2006, are shown in the following table:

	Unaudited Six months ended 30th June	
	2007	**2006**
Revenue before Fuel Cost Adjustment, HK million dollars	**5,235.8**	4,588.0
Revenue after Fuel Cost Adjustment, HK million dollars	**5,763.7**	5,418.4
Profit Attributable to Shareholders, HK million dollars	**5,469.9**	2,509.5
Earnings per Share excluding Profit from Sale of Properties, Investment Property Revaluation Surplus and Gain from Disposal of Interests in Subsidiaries, HK cents	**32.4**	29.8*
Earnings per Share including Profit from Sale of Properties, Investment Property Revaluation Surplus and Gain from Disposal of Interests in Subsidiaries, HK cents	**90.3**	41.4*
Interim Dividends per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,020**	14,995
Number of Customers in Hong Kong as at 30th June	**1,631,302**	1,606,841

* *Adjusted for the bonus issue in 2007*

Profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2007 included a HK$2,235.7 million gain from the Group's disposal of interests in ten piped city-gas joint ventures to Panva Gas (Stock code: 1083; the company has since been renamed as Towngas China Company Limited), HK$728.2 million from the Group's share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, and HK$542.2 million from the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. For the same period last year, the Group's share of profits from its sale of properties was HK$117.7 million and its share of a revaluation surplus from the investment property was HK$588.2 million.

After excluding profit from the sale of properties, the revaluation surplus from the investment property and the gain from disposal of interests in subsidiaries, earnings per share for the six months ended 30th June 2007 amounted to HK 32.4 cents. For the same period last year, after excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share amounted to HK 29.8 cents.

GAS BUSINESS IN HONG KONG

The Company's gas sales are not keeping pace with the economic growth of Hong Kong. Higher temperatures during the first half of 2007 and an extremely hot summer, compounded by a change in living and dining habits of residential customers, led to a decrease of 1.9 per cent in the volume of residential gas sales compared with the same period in 2006. A downward trend for gas sales in the residential sector has emerged. On the other hand, during the first half of 2007, the volume of commercial and industrial gas sales increased by 3.2 per cent compared with the same period in 2006. Overall, total volume of gas sales in Hong Kong for the six months ended 30th June 2007 rose slightly by 0.2 per cent compared with the same period last year. As at 30th June 2007, the number of customers was 1,631,302, an increase of 24,461 since the end of June 2006.

TOWNGAS CHINA COMPANY LIMITED

The Group has an approximately 43.9 per cent interest in Panva Gas which was renamed as Towngas China Company Limited ("Towngas China") on 23rd May 2007. The well-recognised and reputable brand name "Towngas" in Chinese has been adopted by the Group for its mainland city-gas businesses. In acquiring Towngas China, the Group extended the geographical location of its piped city-gas projects on the mainland, thus helping to promote its brand name even more.

In mid-2007, Towngas China raised approximately HK$700 million by way of an open offer at a price of HK$4 per offer share for every ten shares. This increased the number of shares of Towngas China held by the Group to approximately 850 million shares and provided an additional capital injection of approximately HK$300 million to Towngas China by the Group.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's mainland businesses are progressing well. Since the acquisition of Panva Gas in March 2007, the Group's piped city-gas projects have increased in number and also been extended to northeastern and southwestern China. Upstream emerging energy projects such as coalbed gas liquefaction are also making good progress. Business growth is expected to accelerate resulting from this expanding scope of investments on the mainland.

The Group's first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province with commissioning expected by mid-2008. As the components of coalbed gas are similar to those of natural gas, coalbed gas has potential for development as an important environmentally-friendly energy fuel. The strong economy on the mainland has boosted the demand for energy, thus creating a huge potential market for liquefied coalbed gas.

The Group also established its first joint venture for energy exploitation in early 2007 in Jilin province. By participating in the exploitation and sale of petroleum and natural gas, the Group will be able to provide additional gas sources for downstream gas projects within the region. Experience gained from this project will help in developing other similar upstream projects in the mainland.

The Group has high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province. This kind of midstream investment underpins downstream joint venture projects thus enabling the Group to strengthen its piped city-gas market interests.

Following the acquisition of Panva Gas as an associated company in early March 2007, the Group now has 60 piped city-gas projects in mainland cities across eastern, central, northern, northeastern, western and southwestern China as well as in Guangdong and Shandong provinces. Towngas China will continue to focus on piped city-gas markets in southwestern and northeastern China. The Group's investment in, and operation of, upstream coalbed gas and natural gas projects will help provide new gas sources for our piped city-gas projects. With the implementation of a state plan for transmitting natural gas from Sichuan province to eastern and southern China, and a recent increase in the quantity of imported liquefied natural gas, the Group's mainland projects are projected to thrive during the next three years.

The Group's water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and the integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province are going well. The Group is able to capture synergies between these water projects and its gas joint ventures, thus achieving cost savings. Increasing economic prosperity and an expansion of population on the mainland are boosting demand for clean water sources. The Group will continue to seek opportunities to develop water projects in other cities.

Supplement IV to The Mainland and Hong Kong Closer Economic Partnership Arrangement allows Hong Kong service providers to set up majority-owned or wholly-owned operations to construct and operate gas, heating, water supply and water drainage networks for medium-sized cities in the mainland from 1st January 2008. These industries will gradually become more market-based due to this further opening up of the mainland's utility market, bringing more business opportunities for the Group.

Inclusive of Towngas China, the Group currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector. The Group will continue to extend its business interests on the mainland and develop emerging clean-energy projects. The Group is also monitoring developments in new coal-based alcohol and ether fuel technology, related market trends and investment opportunities associated with these alternative fuels.

Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The energy businesses run by ECO Energy Company Limited, which is wholly-owned by the Group, and its subsidiaries (together known as "ECO") are progressing well.

Revenue from ECO's dedicated liquefied petroleum gas filling stations increased during the first half of 2007 in line with Hong Kong's continuing economic recovery. ECO is now leveraging its expertise by developing environmentally-friendly energy businesses on the mainland. An experimental project involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks is running in Shaanxi province.

ECO's landfill gas project is also progressing well. After several years of planning and construction, the North East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is being transported to Tai Po gas production plant via a 19 km pipeline to partially substitute naphtha as a fuel for town gas production. With the successful implementation of the project at NENT, ECO is now proactively looking for opportunities to utilise landfill gas on other sites in order to help alleviate air pollution and improve air quality.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38. This is an important infrastructure project that will supply aviation fuel directly to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel and will be served by two jetties, one capable of berthing tankers up to 80,000 tonnes and the other tankers up to 40,000 tonnes. The project is progressing as scheduled and is expected to be commissioned by 2010. The facility will become the major logistical base for supply of aviation fuel in Hong Kong.

PROPERTY DEVELOPMENTS

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet. Approximately 260,000 square feet were sold during the first half of 2007, yielding substantial returns for the Group. An overall total of approximately 1.56 million square feet had been sold by the end of June 2007. Residential occupancy started in early 2006.

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006. Take-up has since been good. The project consists of five apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. Approximately 60,000 square feet were sold during the first half of 2007 bringing the total residential area sold by the end of June 2007 to approximately 700,000 square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are fully let. With an increasing number of inbound visitors, the occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains at a high level and business is very successful.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,919 as at 30th June 2007. During the first half of 2007, the number of customers increased by 24,461; with each employee serving 850 customers, overall productivity remained similar to the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$308 million for the six months ended 30th June 2007, an increase of HK$12 million compared with the corresponding period in 2006. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 12th October 2007. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 11th October 2007 and Friday, 12th October 2007, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 22nd October 2007.

BUSINESS OUTLOOK FOR 2007

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. However, due to the maturity of the local gas market, the total volume of gas sales rose by only 0.2 per cent during the first half of 2007. In the past few years, the Group's profit growth has been mainly due to profit from property developments. However, it is anticipated that the Group's profit resulting from property developments will decrease in future. Compounded by growing operational costs associated with a rebounding local economy, the Group's business in Hong Kong is expected to come under increasing pressure.

As for its mainland businesses, the Group will develop upstream, midstream, downstream and emerging energy markets at a faster rate. The Group anticipates good prospects for its mainland businesses.

LEE Shau Kee
Chairman

Hong Kong, 13th September 2007

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2007 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditor, PricewaterhouseCoopers.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Six months ended 30th June 2007 HK$M	2006 HK$M
Revenue	2	**5,763.7**	5,418.4
Operating Profit before Returns on Investments	3	**2,097.0**	1,969.8
Investment Income		**354.2**	182.8
Operating Profit		**2,451.2**	2,152.6
Interest Expense		**(167.4)**	(146.2)
Gain on Disposal of Interests in Subsidiaries		**2,235.7**	-
Share of Profits less Losses of Associated Companies		**689.6**	714.5
Share of Profits less Losses of Jointly Controlled Entities		**710.2**	168.0
Profit before Taxation		**5,919.3**	2,888.9
Taxation	4	**(424.4)**	(369.3)
Profit for the Period		**5,494.9**	2,519.6
Attributable to:			
Shareholders of the Company		**5,469.9**	2,509.5
Minority Interests		**25.0**	10.1
		5,494.9	2,519.6
Dividends – Interim Proposed	5	**727.2**	661.1
Earnings per Share – Basic and Diluted, HK cents	6	**90.3**	41.4 *

* Adjusted for bonus issue in 2007

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30th June 2007

	Note	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Assets			
Non-Current Assets			
Property, Plant and Equipment		**12,666.5**	12,385.9
Leasehold Land		**463.9**	478.8
Intangible Asset		**45.3**	48.6
Associated Companies	7	**7,074.9**	3,457.0
Jointly Controlled Entities		**6,316.9**	5,815.0
Available-for-Sale Financial Assets		**917.4**	848.5
Retirement Benefit Assets		**36.1**	36.1
Other Non-Current Assets		**82.2**	64.6
		27,603.2	23,134.5
Current Assets			
Completed Property for Sale		**1,031.8**	1,147.7
Inventories		**850.7**	934.2
Trade and Other Receivables	8	**2,732.5**	4,153.2
Loans to Associated Companies		**205.5**	2,991.7
Loans to Jointly Controlled Entities		**38.9**	283.3
Housing Loans to Staff		**70.0**	80.5
Financial Assets at Fair Value through Profit or Loss		**2,402.0**	1,675.6
Time Deposits over three months		**12.5**	31.3
Time Deposits up to three months, Cash and Bank Balances		**4,539.3**	1,730.7
		11,883.2	13,028.2
Current Liabilities			
Trade and Other Payables	9	**(2,877.8)**	(3,737.9)
Amount due to a Jointly Controlled Entity		**(124.8)**	-
Provision for Taxation		**(777.5)**	(834.5)
Borrowings		**(2,143.9)**	(2,568.6)
		(5,924.0)	(7,141.0)
Net Current Assets		**5,959.2**	5,887.2
Total Assets less Current Liabilities		**33,562.4**	29,021.7
Non-Current Liabilities			
Customers' Deposits		**(1,025.0)**	(1,013.2)
Deferred Taxation		**(1,148.1)**	(1,131.3)
Borrowings		**(5,610.9)**	(5,609.2)
Loans from Minority Interests		**(53.2)**	(49.8)
		(7,837.2)	(7,803.5)
Net Assets		**25,725.2**	21,218.2
Capital and Reserves			
Share Capital		**1,514.9**	1,377.2
Share Premium		**3,770.1**	3,907.8
Reserves		**19,160.4**	14,141.7
Proposed Dividend		**727.2**	1,267.0
Shareholders' Funds		**25,172.6**	20,693.7
Minority Interests		**552.6**	524.5
Total Equity		**25,725.2**	21,218.2

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2006. The Group has applied the following new standard, amendment and interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures to be made in the annual consolidated accounts.

- HKFRS 7, Financial Instruments: Disclosures
- Amendment to HKAS 1, Presentation of Financial Statements – Capital Disclosures
- HK (IFRIC) – Int 10, Interim Financial Reporting and Impairment

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2007. The Group has not early adopted these new and revised HKFRS.

2. Segment Information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Revenue comprises turnover which includes the following:

	Six months ended 30th June	
	2007	2006
	HK$M	HK$M
Gas Sales before Fuel Cost Adjustment	**3,998.1**	3,757.2
Fuel Cost Adjustment	**527.9**	830.4
Gas Sales after Fuel Cost Adjustment	**4,526.0**	4,587.6
Equipment Sales	**393.3**	374.2
Maintenance and Services	**134.2**	128.0
Water Sales	**120.1**	90.5
Property Sales	**384.8**	-
Other Sales	**205.3**	238.1
	5,763.7	5,418.4

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

2. **Segment Information** (Continued)

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Six months ended 30th June					
	Hong Kong		**Mainland China**		**Total**	
	2007	2006	**2007**	2006	**2007**	2006
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**4,738.7**	4,688.9	**1,025.0**	729.5	**5,763.7**	5,418.4
Segment Results	**2,128.7**	2,040.1	**144.5**	92.5	**2,273.2**	2,132.6
Unallocated Corporate Expenses					**(176.2)**	(162.8)
Operating Profit before Returns on Investments					**2,097.0**	1,969.8
Investment Income					**354.2**	182.8
Operating Profit					**2,451.2**	2,152.6
Interest Expense					**(167.4)**	(146.2)
Gain on Disposal of Interests in Subsidiaries (Note)					**2,235.7**	-
Share of Profits less Losses of Associated Companies	**625.7**	698.5	**63.9**	16.0	**689.6**	714.5
Share of Profits less Losses of Jointly Controlled Entities	**547.2**	74.1	**163.0**	93.9	**710.2**	168.0
Profit before Taxation					**5,919.3**	2,888.9
Taxation					**(424.4)**	(369.3)
Profit for the Period					**5,494.9**	2,519.6
Attributable to:						
Shareholders of the Company					**5,469.9**	2,509.5
Minority Interests					**25.0**	10.1
					5,494.9	2,519.6

Share of profits of associated companies includes HK$542.2 million (2006: HK$588.2 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex for the period.

Share of profits of jointly controlled entities includes HK$547.2 million (2006: HK$74.1 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade during the period.

Note

On 1st March 2007, the Group completed the disposal of the eight wholly owned subsidiaries, which held ten piped city-gas joint ventures, to Towngas China Company Limited ("Towngas China"), formerly known as Panva Gas Holdings Limited. The disposal gain was determined based on the difference in the fair value of the Towngas China shares issued as the consideration as at 1st March 2007 of HK$3.77 per Towngas China share over the aggregate of the net asset value of the subsidiaries, the carrying amount of shareholder loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries has also been recognised in the gain on disposal.

3. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2007	2006
	HK$M	HK$M
Revenue	**5,763.7**	5,418.4
Less Expenses:		
Stores and Materials Used	**(2,205.1)**	(2,373.1)
Cost of Property Sold	**(135.3)**	-
Manpower Costs	**(449.7)**	(416.6)
Depreciation and Amortisation	**(330.9)**	(283.9)
Other Operating Items	**(545.7)**	(375.0)
Operating Profit before Returns on Investments	**2,097.0**	1,969.8

4. Taxation

	Six months ended 30th June	
	2007	2006
	HK$M	HK$M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2006:17.5%) on the estimated assessable profit for the period	**407.6**	302.9
Deferred Taxation relating to the origination and reversal of temporary differences	**16.8**	66.4
	424.4	369.3

5. Dividends

	Six months ended 30th June	
	2007	2006
	HK$M	HK$M
2006 Final, paid, of HK 23 cents per share (2005 Final: HK 23 cents per share)	**1,267.0**	1,267.0
2007 Interim, proposed, of HK 12 cents per share (2006 Interim: HK 12 cents per share)	**727.2**	661.1
	1,994.2	1,928.1

6. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,469.9 million (2006: HK$2,509.5 million) and the weighted average of 6,059,635,986 shares (2006: 6,059,635,986 shares*) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2006: nil), the diluted earnings per share for the period ended 30th June 2007 is the same as the basic earnings per share.

* Adjusted for bonus issue in 2007.

7. Associated Companies

On 1st March 2007, the Group obtained 772,911,729 new shares of Towngas China in consideration for the disposal of eight wholly-owned subsidiaries, which held ten piped city-gas joint ventures, to Towngas China (Note 2). Pursuant to an open offer of Towngas China in June 2007, the Group further acquired 77,291,172 shares of Towngas China. As at 30th June 2007, the Group held approximately 43.9 per cent issued shares capital of Towngas China, an associated company, with a net carrying value of approximately HK$3,292.0 million.

8. Trade and Other Receivables

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Trade Receivables (Note a)	**1,381.2**	1,296.2
Other Receivables (Note b)	**1,187.5**	2,721.2
Payment in Advance	**163.8**	135.8
	2,732.5	4,153.2

The Group recognised a loss of HK$9.2 million (2006: HK$10.3 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. At 30th June 2007, the aging analysis of the trade receivables, net of impairment provision, was as follows:

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
0 - 30 days	**1,167.2**	1,074.3
31 - 60 days	**58.8**	55.9
61 - 90 days	**21.4**	24.0
Over 90 days	**133.8**	142.0
	1,381.2	1,296.2

(b) Other receivables include HK$282.0 million (31st December 2006: HK$2,287.1 million) instalment receivables for the sale of residential units of Grand Waterfront and loans of HK$201.7 million (31st December 2006: nil) to certain jointly controlled entities and associated company of Towngas China, the interests of which are held by the former subsidiaries of the Group disposed to Towngas China on 1st March 2007 (Note 2).

9. Trade and Other Payables

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Trade Payables (Note a)	**323.5**	442.7
Other Payables and Accruals (Note b)	**2,554.3**	3,295.2
	2,877.8	3,737.9

Notes

(a) At 30th June 2007, the aging analysis of the trade payables was as follows :

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
0 - 30 days	**176.2**	325.4
31 - 60 days	**23.1**	34.9
61 - 90 days	**13.4**	7.3
Over 90 days	**110.8**	75.1
	323.5	442.7

(b) The balance includes an amount of approximately HK$310.7 million (31st December 2006: HK$637.0 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

DIVIDEND

The Board of Directors has declared an interim dividend for the six months ended 30th June 2007 of HK 12 cents per share payable to shareholders of the Company whose names are on the register of members of the Company as at 12th October 2007. Dividend warrants will be despatched to shareholders on Monday, 22nd October 2007.

CLOSING OF REGISTER OF MEMBERS

The register of members will be closed on Thursday, 11th October 2007 and Friday, 12th October 2007, both days inclusive, during which period no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on Wednesday, 10th October 2007.**

Liquidity and Capital Resources

As at 30th June 2007, the Group had a net current deposits position of HK$2,408 million (net current borrowings as at 31st December 2006: HK$807 million) and long-term borrowings of HK$5,611 million (31st December 2006: HK$5,609 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$2,402 million (31st December 2006: HK$1,676 million), net current fund as at 30th June 2007 amounted to HK$4,810 million (31st December 2006: HK$869 million). In addition, banking facilities available for use amounted to HK$5,780 million (31st December 2006: HK$4,681 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 30th June 2007, the Group's borrowings amounted to HK$7,755 million (31st December 2006: HK$8,178 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,583 million (31st December 2006: HK$5,577 million) were long-term bank loans while HK$2,090 million (31st December 2006: HK$2,521 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2007, a subsidiary of the Group in the mainland China had a finance lease of HK$82 million (31st December 2006: HK$80 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 30th June 2007, the maturity profile of Group's borrowings was 28 per cent within 1 year; 3 per cent within 1 to 2 years and 69 per cent within 2 to 5 years (31st December 2006: 31 per cent within 1 year; 20 per cent within 1 to 2 years and 49 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 30th June 2007 was healthy at 11 per cent (31st December 2006: 24 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$2,402 million as at 30th June 2007 (31st December 2006: HK$1,676 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 3 per cent (31st December 2006: 19 per cent).

Contingent Liabilities

As at 30th June 2007, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2006: nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and the mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in the mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2007, the investments in securities amounted to HK$3,319 million (31st December 2006: HK$2,524 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

During the six months ended 30th June 2007, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model Code for Dealing in Securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). All Directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code during the six months ended 30th June 2007.

Purchase, Sale or Redemption of own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2007.

As at the date of this announcement, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

SUSPENSION OF TRADING

At the request of The Hong Kong and China Gas Company Limited (the "**Company**"), trading in the shares of the Company will be suspended with effect from 9:30 a.m. on 2 October 2007 pending the release of an announcement which may contain information of a price-sensitive nature.

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 2 October 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; (2) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po; and (3) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi.

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

NOTIFICATION

ANNOUNCEMENT AND RESUMPTION OF TRADING

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of The Hong Kong and China Gas Company Limited at www.towngas.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 23/F., 363 Java Road, North Point, Hong Kong from 9:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays (except public holidays in Hong Kong), from today until 2nd November 2007. Copies will be provided upon request at no charge.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 2nd October 2007

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

ANNOUNCEMENT
AND RESUMPTION OF TRADING

The Hong Kong and China Gas Company Limited (the "**Company**") has been informed by Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited ("**HIL**") that, on 2 October 2007, they entered into a conditional acquisition agreement pursuant to which HLD has agreed to acquire from HIL its entire interest in 2,366,934,097 shares in the Company (representing approximately 39.06% of the total issued share capital of the Company) (the "**Transaction**"). Reference should be made to the joint announcement of HLD and HIL dated 2 October 2007 for details of the Transaction.

The Company has been informed by HLD that there will be no change in control of the Company as a result of the Transaction and that the Executive Director of the Corporate Finance Division of the Securities and Futures Commission has waived HLD's obligation to make a general offer for the shares in the Company as a result of the Transaction pursuant to Note 6 to Rule 26.1 of the Takeovers Code.

At the request of the Company, trading in its shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") has been suspended from 9:30 a.m. on 2 October 2007 pending the release of an announcement which may contain information of a price-sensitive nature. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company on the Stock Exchange with effect from 2:30 p.m. on 3 October 2007.

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 2 October 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; (2) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po; and (3) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi.

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

2007

Interim Report

Towngas

The Hong Kong and China Gas Company Limited
(stock code: 0003)

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2007 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2007 amounted to HK$5,469.9 million, including a HK$2,235.7 million one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection and a HK$1,270.4 million profit resulting from an investment property revaluation surplus and the sale of properties. During the first half of 2007, the volume of residential gas sales in Hong Kong decreased whilst the total volume of gas sales rose slightly by 0.2 per cent compared with the same period last year. The Group's gas business in Hong Kong grew slightly during the first half of 2007.

Highlights of the unaudited results of the Group for the six months ended 30th June 2007, as compared to the same period in 2006, are shown in the following table:

	Unaudited Six months ended 30th June	
	2007	2006
Revenue before Fuel Cost Adjustment, HK million dollars	**5,235.8**	4,588.0
Revenue after Fuel Cost Adjustment, HK million dollars	**5,763.7**	5,418.4
Profit Attributable to Shareholders, HK million dollars	**5,469.9**	2,509.5
Earnings per Share excluding Profit from Sale of Properties, Investment Property Revaluation Surplus and Gain from Disposal of Interests in Subsidiaries, HK cents	**32.4**	29.8*
Earnings per Share including Profit from Sale of Properties, Investment Property Revaluation Surplus and Gain from Disposal of Interests in Subsidiaries, HK cents	**90.3**	41.4*
Interim Dividends per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,020**	14,995
Number of Customers in Hong Kong as at 30th June	**1,631,302**	1,606,841

* *Adjusted for the bonus issue in 2007*

Profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2007 included a HK$2,235.7 million gain from the Group's disposal of interests in ten piped city-gas joint ventures to Panva Gas (Stock code: 1083; the company has since been renamed as Towngas China Company Limited), HK$728.2 million from the Group's share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, and HK$542.2 million from the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. For the same period last year, the Group's share of profits from its sale of properties was HK$117.7 million and its share of a revaluation surplus from the investment property was HK$588.2 million.

After excluding profit from the sale of properties, the revaluation surplus from the investment property and the gain from disposal of interests in subsidiaries, earnings per share for the six months ended 30th June 2007 amounted to HK 32.4 cents. For the same period last year, after excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share amounted to HK 29.8 cents.

The condensed consolidated interim accounts are provided on pages 6 to 20 of this Interim Report. The interim accounts are unaudited but have been reviewed by our audit committee and external auditor, PricewaterhouseCoopers.

GAS BUSINESS IN HONG KONG

The Company's gas sales are not keeping pace with the economic growth of Hong Kong. Higher temperatures during the first half of 2007 and an extremely hot summer, compounded by a change in living and dining habits of residential customers, led to a decrease of 1.9 per cent in the volume of residential gas sales compared with the same period in 2006. A downward trend for gas sales in the residential sector has emerged. On the other hand, during the first half of 2007, the volume of commercial and industrial gas sales increased by 3.2 per cent compared with the same period in 2006. Overall, total volume of gas sales in Hong Kong for the six months ended 30th June 2007 rose slightly by 0.2 per cent compared with the same period last year. As at 30th June 2007, the number of customers was 1,631,302, an increase of 24,461 since the end of June 2006.

TOWNGAS CHINA COMPANY LIMITED

The Group has an approximately 43.9 per cent interest in Panva Gas which was renamed as Towngas China Company Limited ("Towngas China") on 23rd May 2007. The well-recognised and reputable brand name "Towngas" in Chinese has been adopted by the Group for its mainland city-gas businesses. In acquiring Towngas China, the Group extended the geographical location of its piped city-gas projects on the mainland, thus helping to promote its brand name even more.

In mid-2007, Towngas China raised approximately HK$700 million by way of an open offer at a price of HK$4 per offer share for every ten shares. This increased the number of shares of Towngas China held by the Group to approximately 850 million shares and provided an additional capital injection of approximately HK$300 million to Towngas China by the Group.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's mainland businesses are progressing well. Since the acquisition of Panva Gas in March 2007, the Group's piped city-gas projects have increased in number and also been extended to northeastern and southwestern China. Upstream emerging energy projects such as coalbed gas liquefaction are also making good progress. Business growth is expected to accelerate resulting from this expanding scope of investments on the mainland.

The Group's first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province with commissioning expected by mid-2008. As the components of coalbed gas are similar to those of natural gas, coalbed gas has potential for development as an important environmentally-friendly energy fuel. The strong economy on the mainland has boosted the demand for energy, thus creating a huge potential market for liquefied coalbed gas.

The Group also established its first joint venture for energy exploitation in early 2007 in Jilin province. By participating in the exploitation and sale of petroleum and natural gas, the Group will be able to provide additional gas sources for downstream gas projects within the region. Experience gained from this project will help in developing other similar upstream projects in the mainland.

The Group has high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province. This kind of midstream investment underpins downstream joint venture projects thus enabling the Group to strengthen its piped city-gas market interests.

Following the acquisition of Panva Gas as an associated company in early March 2007, the Group now has 60 piped city-gas projects in mainland cities across eastern, central, northern, northeastern, western and southwestern China as well as in Guangdong and Shandong provinces. Towngas China will continue to focus on piped city-gas markets in southwestern and northeastern China. The Group's investment in, and operation of, upstream coalbed gas and natural gas projects will help provide new gas sources for our piped city-gas projects. With the implementation of a state plan for transmitting natural gas from Sichuan province to eastern and southern China, and a recent increase in the quantity of imported liquefied natural gas, the Group's mainland projects are projected to thrive during the next three years.

The Group's water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and the integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province are going well. The Group is able to capture synergies between these water projects and its gas joint ventures, thus achieving cost savings. Increasing economic prosperity and an expansion of population on the mainland are boosting demand for clean water sources. The Group will continue to seek opportunities to develop water projects in other cities.

Supplement IV to The Mainland and Hong Kong Closer Economic Partnership Arrangement allows Hong Kong service providers to set up majority-owned or wholly-owned operations to construct and operate gas, heating, water supply and water drainage networks for medium-sized cities in the mainland from 1st January 2008. These industries will gradually become more market-based due to this further opening up of the mainland's utility market, bringing more business opportunities for the Group.

Inclusive of Towngas China, the Group currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector. The Group will continue to extend its business interests on the mainland and develop emerging clean-energy projects. The Group is also monitoring developments in new coal-based alcohol and ether fuel technology, related market trends and investment opportunities associated with these alternative fuels.

Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The energy businesses run by ECO Energy Company Limited, which is wholly-owned by the Group, and its subsidiaries (together known as "ECO") are progressing well.

Revenue from ECO's dedicated liquefied petroleum gas filling stations increased during the first half of 2007 in line with Hong Kong's continuing economic recovery. ECO is now leveraging its expertise by developing environmentally-friendly energy businesses on the mainland. An experimental project involving the construction and operation of several compressed natural gas filling stations for heavy duty trucks is running in Shaanxi province.

ECO's landfill gas project is also progressing well. After several years of planning and construction, the North East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007. Treated landfill gas is being transported to Tai Po gas production plant via a 19 km pipeline to partially substitute naphtha as a fuel for town gas production. With the successful implementation of the project at NENT, ECO is now proactively looking for opportunities to utilise landfill gas on other sites in order to help alleviate air pollution and improve air quality.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38. This is an important infrastructure project that will supply aviation fuel directly to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel and will be served by two jetties, one capable of berthing tankers up to 80,000 tonnes and the other tankers up to 40,000 tonnes. The project is progressing as scheduled and is expected to be commissioned by 2010. The facility will become the major logistical base for supply of aviation fuel in Hong Kong.

PROPERTY DEVELOPMENTS

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet. Approximately 260,000 square feet were sold during the first half of 2007, yielding substantial returns for the Group. An overall total of approximately 1.56 million square feet had been sold by the end of June 2007. Residential occupancy started in early 2006.

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006. Take-up has since been good. The project consists of five apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. Approximately 60,000 square feet were sold during the first half of 2007 bringing the total residential area sold by the end of June 2007 to approximately 700,000 square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are fully let. With an increasing number of inbound visitors, the occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains at a high level and business is very successful.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,919 as at 30th June 2007. During the first half of 2007, the number of customers increased by 24,461; with each employee serving 850 customers, overall productivity remained similar to the same period last year. Total remuneration for employees involved directly in the town gas business amounted to HK$308 million for the six months ended 30th June 2007, an increase of HK$12 million compared with the corresponding period in 2006. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 12th October 2007. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 11th October 2007 and Friday, 12th October 2007, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 22nd October 2007.

BUSINESS OUTLOOK FOR 2007

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. However, due to the maturity of the local gas market, the total volume of gas sales rose by only 0.2 per cent during the first half of 2007. In the past few years, the Group's profit growth has been mainly due to profit from property developments. However, it is anticipated that the Group's profit resulting from property developments will decrease in future. Compounded by growing operational costs associated with a rebounding local economy, the Group's business in Hong Kong is expected to come under increasing pressure.

As for its mainland businesses, the Group will develop upstream, midstream, downstream and emerging energy markets at a faster rate. The Group anticipates good prospects for its mainland businesses.

LEE Shau Kee
Chairman

Hong Kong, 13th September 2007

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six months ended 30th June

	Note	2007 HK$M	2006 HK$M
Revenue	2	**5,763.7**	5,418.4
Operating Profit before Returns on Investments	3	**2,097.0**	1,969.8
Investment Income	4	**354.2**	182.8
Operating Profit		**2,451.2**	2,152.6
Interest Expense		**(167.4)**	(146.2)
Gain on Disposal of Interests in Subsidiaries		**2,235.7**	–
Share of Profits less Losses of Associated Companies		**689.6**	714.5
Share of Profits less Losses of Jointly Controlled Entities		**710.2**	168.0
Profit before Taxation	5	**5,919.3**	2,888.9
Taxation	6	**(424.4)**	(369.3)
Profit for the period		**5,494.9**	2,519.6
Attributable to:			
Shareholders of the Company		**5,469.9**	2,509.5
Minority Interests		**25.0**	10.1
		5,494.9	2,519.6
Dividends – Interim Proposed	7	**727.2**	661.1
Earnings per Share – Basic and Diluted, HK cents	8	**90.3**	41.4*

* *Adjusted for the bonus issue in 2007*

CONSOLIDATED BALANCE SHEET (UNAUDITED)
as at 30th June 2007

	Note	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Assets			
Non-Current Assets			
Property, Plant and Equipment	9	**12,666.5**	12,385.9
Leasehold Land		**463.9**	478.8
Intangible Asset		**45.3**	48.6
Associated Companies	10	**7,074.9**	3,457.0
Jointly Controlled Entities		**6,316.9**	5,815.0
Available-for-Sale Financial Assets		**917.4**	848.5
Retirement Benefit Assets		**36.1**	36.1
Other Non-Current Assets		**82.2**	64.6
		27,603.2	23,134.5
Current Assets			
Completed Property for Sale		**1,031.8**	1,147.7
Inventories		**850.7**	934.2
Trade and Other Receivables	11	**2,732.5**	4,153.2
Loans to Associated Companies		**205.5**	2,991.7
Loans to Jointly Controlled Entities		**38.9**	283.3
Housing Loans to Staff		**70.0**	80.5
Financial Assets at Fair Value through Profit or Loss		**2,402.0**	1,675.6
Time Deposits over three months		**12.5**	31.3
Time Deposits up to three months, Cash and Bank Balances		**4,539.3**	1,730.7
		11,883.2	13,028.2
Current Liabilities			
Trade and Other Payables	12	**(2,877.8)**	(3,737.9)
Amount due to a Jointly Controlled Entity		**(124.8)**	–
Provision for Taxation		**(777.5)**	(834.5)
Borrowings		**(2,143.9)**	(2,568.6)
		(5,924.0)	(7,141.0)
Net Current Assets		**5,959.2**	5,887.2
Total Assets less Current Liabilities		**33,562.4**	29,021.7
Non-Current Liabilities			
Customers' Deposits		**(1,025.0)**	(1,013.2)
Deferred Taxation		**(1,148.1)**	(1,131.3)
Borrowings		**(5,610.9)**	(5,609.2)
Loans from Minority Interests		**(53.2)**	(49.8)
		(7,837.2)	(7,803.5)
Net Assets		**25,725.2**	21,218.2
Capital and Reserves			
Share Capital	13	**1,514.9**	1,377.2
Share Premium	14	**3,770.1**	3,907.8
Reserves	15	**19,160.4**	14,141.7
Proposed Dividend	15	**727.2**	1,267.0
Shareholders' Funds		**25,172.6**	20,693.7
Minority Interests		**552.6**	524.5
Total Equity		**25,725.2**	21,218.2

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30th June

	2007 HK$M	2006 HK$M
Net Cash from Operating Activities	**2,865.9**	2,513.0
Net Cash from/(Used in) Investing Activities	**1,759.7**	(382.5)
Net Cash Used in Financing Activities	**(1,852.3)**	(1,806.5)
Increase in Cash and Cash Equivalents	**2,773.3**	324.0
Cash and Cash Equivalents at 1st January	**1,720.3**	1,465.6
Effect of Foreign Exchange Rate Changes	**14.2**	3.3
Cash and Cash Equivalents at 30th June	**4,507.8**	1,792.9
Analysis of Balances of Cash and Cash Equivalents		
Cash and Bank Balances	**797.4**	507.7
Time Deposits up to three months	**3,741.9**	1,301.8
Bank Overdrafts	**(31.5)**	(16.6)
	4,507.8	1,792.9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the six months ended 30th June 2007

	Attributable to Shareholders of the Company HK$M	Minority Interests HK$M	Total HK$M
Total Equity as at 1st January 2007	**20,693.7**	**524.5**	**21,218.2**
Revaluation Surplus of Available-for-Sale Financial Assets transferred to Equity	**48.4**	–	**48.4**
Exchange Differences	**248.9**	**16.8**	**265.7**
Recognition of Exchange Reserve on Disposal of Subsidiaries	**(21.3)**	–	**(21.3)**
Net Income Recognised directly in Equity	**276.0**	**16.8**	**292.8**
Profit for the period	**5,469.9**	**25.0**	**5,494.9**
Total Recognised Net Income for the period	**5,745.9**	**41.8**	**5,787.7**
Capital Injection	–	**12.5**	**12.5**
Disposal of Interests in Subsidiaries	–	**(20.0)**	**(20.0)**
Dividends Paid	**(1,267.0)**	–	**(1,267.0)**
Dividends Paid to Minority Interests	–	**(6.2)**	**(6.2)**
Total Equity as at 30th June 2007	**25,172.6**	**552.6**	**25,725.2**
Total Equity as at 1st January 2006	16,415.9	428.4	16,844.3
Revaluation Surplus of Available-for-Sale Financial Assets transferred to Equity	20.2	–	20.2
Revaluation Surplus of Available-for-Sale Financial Assets removed on Disposals	(7.3)	–	(7.3)
Capital Reserve	44.7	–	44.7
Exchange Differences	58.1	5.7	63.8
Net Income Recognised directly in Equity	115.7	5.7	121.4
Profit for the period	2,509.5	10.1	2,519.6
Total Recognised Net Income for the period	2,625.2	15.8	2,641.0
Consolidation of a Subsidiary from a Jointly Controlled Entity	–	40.0	40.0
Dividends Paid	(1,267.0)	–	(1,267.0)
Total Equity as at 30th June 2006	17,774.1	484.2	18,258.3

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2006. The Group has applied the following new standard, amendment and interpretation to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures to be made in the annual consolidated accounts.

- HKFRS 7, Financial Instruments: Disclosures
- Amendment to HKAS 1, Presentation of Financial Statements – Capital Disclosures
- HK (IFRIC) - Int 10, Interim Financial Reporting and Impairment

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2007. The Group has not early adopted these new and revised HKFRS.

2. Segment Information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Revenue comprises turnover which includes the following:

	Six months ended 30th June	
	2007	2006
	HK$M	HK$M
Gas Sales before Fuel Cost Adjustment	**3,998.1**	3,757.2
Fuel Cost Adjustment	**527.9**	830.4
Gas Sales after Fuel Cost Adjustment	**4,526.0**	4,587.6
Equipment Sales	**393.3**	374.2
Maintenance and Services	**134.2**	128.0
Water Sales	**120.1**	90.5
Property Sales	**384.8**	–
Other Sales	**205.3**	238.1
	5,763.7	5,418.4

2. Segment Information *(continued)*

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

As the Group derives more than 90 per cent of the Group's turnover and total segment results from and has more than 90 per cent of the Group's total segment assets for the production, distribution and marketing of gas and related activities, no business segment information is presented.

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Six months ended 30th June					
	Hong Kong		**Mainland China**		**Total**	
	2007	2006	**2007**	2006	**2007**	2006
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**4,738.7**	4,688.9	**1,025.0**	729.5	**5,763.7**	5,418.4
Segment Results	**2,128.7**	2,040.1	**144.5**	92.5	**2,273.2**	2,132.6
Unallocated Corporate Expenses					**(176.2)**	(162.8)
Operating Profit before Returns on Investments					**2,097.0**	1,969.8
Investment Income					**354.2**	182.8
Operating Profit					**2,451.2**	2,152.6
Interest Expense					**(167.4)**	(146.2)
Gain on Disposal of Interests in Subsidiaries					**2,235.7**	–
Share of Profits less Losses of Associated Companies	**625.7**	698.5	**63.9**	16.0	**689.6**	714.5
Share of Profits less Losses of Jointly Controlled Entities	**547.2**	74.1	**163.0**	93.9	**710.2**	168.0
Profit before Taxation					**5,919.3**	2,888.9
Taxation					**(424.4)**	(369.3)
Profit for the period					**5,494.9**	2,519.6
Attributable to:						
Shareholders of the Company					**5,469.9**	2,509.5
Minority Interests					**25.0**	10.1
					5,494.9	2,519.6

2. Segment Information *(continued)*

Share of profits of associated companies includes HK$542.2 million (2006: HK$588.2 million), being the Group's share of change in valuation of an investment property at the International Finance Centre ("IFC") complex for the period.

Share of profits of jointly controlled entities includes HK$547.2 million (2006: HK$74.1 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade during the period.

3. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2007	2006
	HK$M	HK$M
Revenue	**5,763.7**	5,418.4
Less Expenses:		
Stores and Materials Used	**(2,205.1)**	(2,373.1)
Cost of Property Sold	**(135.3)**	–
Manpower Costs	**(449.7)**	(416.6)
Depreciation and Amortisation	**(330.9)**	(283.9)
Other Operating Items	**(545.7)**	(375.0)
Operating Profit before Returns on Investments	**2,097.0**	1,969.8

4. Investment Income

	Six months ended 30th June 2007 HK$M	2006 HK$M
(a) Interest Income		
Bank Deposits	**60.5**	36.1
Listed Available-for-Sale Financial Assets	**0.7**	0.7
Loans to Associated Companies and Jointly Controlled Entities	**29.6**	9.9
Others	**7.2**	2.9
	98.0	49.6
(b) Net Realised and Unrealised Gains and Interest Income on Financial Assets at Fair Value through Profit or Loss		
Listed Securities	**58.5**	28.6
Unlisted Securities	**157.7**	49.0
Exchange Differences	**11.6**	5.9
	227.8	83.5
(c) Net gains on Available-for-Sale Financial Assets		
Listed Securities	**–**	12.7
Exchange Differences	**1.2**	0.4
	1.2	13.1
(d) Dividend Income		
Listed Available-for-Sale Financial Assets	**10.0**	10.9
Unlisted Available-for-Sale Financial Assets	**1.3**	13.7
Listed Financial Assets at Fair Value through Profit or Loss	**0.7**	5.7
	12.0	30.3
(e) Other Investment Income	**15.2**	6.3
Total Investment Income	**354.2**	182.8

5. Profit before Taxation

	Six months ended 30th June 2007 HK$M	2006 HK$M
Profit before Taxation is stated after crediting and (charging) the following:		
Gain on Disposal of Interests in Subsidiaries (Note)	**2,235.7**	–
Cost of Inventories Sold	**(2,369.0)**	(2,550.9)

Note:

On 1st March 2007, the Group completed the disposal of the eight wholly owned subsidiaries, which held ten piped city-gas joint ventures, to Towngas China Company Limited ("Towngas China"), formerly known as Panva Gas Holdings Limited. The disposal gain was determined based on the difference in the fair value of the Towngas China shares issued as the consideration as at 1st March 2007 of HK$3.77 per Towngas China share over the aggregate of the net asset value of the subsidiaries, the carrying amount of shareholder loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries has also been recognised in the gain on disposal.

6. Taxation

	Six months ended 30th June 2007 HK$M	2006 HK$M
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period	**407.6**	302.9
Deferred Taxation relating to the origination and reversal of temporary differences	**16.8**	66.4
	424.4	369.3

7. Dividends

	Six months ended 30th June 2007 HK$M	2006 HK$M
2006 Final, paid, of HK 23 cents per share (2005 Final: HK 23 cents per share)	**1,267.0**	1,267.0
2007 Interim, proposed, of HK 12 cents per share (2006 Interim: HK 12 cents per share)	**727.2**	661.1
	1,994.2	1,928.1

8. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,469.9 million (2006: HK$2,509.5 million) and the weighted average of 6,059,635,986 shares (2006: 6,059,635,986 shares*) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2006: nil), the diluted earnings per share for the period ended 30th June 2007 is the same as the basic earnings per share.

* *Adjusted for the bonus issue in 2007.*

9. Property, Plant and Equipment

	Property under Development HK$M	Buildings, Plant, Mains and Other Equipment HK$M	Total HK$M
Cost			
At 1st January 2007	**95.4**	**18,691.1**	**18,786.5**
Additions	**84.8**	**628.4**	**713.2**
Disposal of Subsidiaries	**–**	**(232.2)**	**(232.2)**
Disposals/ Write off	**–**	**(47.6)**	**(47.6)**
Exchange Differences	**–**	**129.6**	**129.6**
At 30th June 2007	**180.2**	**19,169.3**	**19,349.5**
Accumulated Depreciation			
At 1st January 2007	**–**	**6,400.6**	**6,400.6**
Charge for the period	**–**	**324.0**	**324.0**
Disposal of Subsidiaries	**–**	**(14.4)**	**(14.4)**
Disposals/ Write off	**–**	**(38.5)**	**(38.5)**
Exchange Differences	**–**	**11.3**	**11.3**
At 30th June 2007	**–**	**6,683.0**	**6,683.0**
Net Book Value			
At 30th June 2007	**180.2**	**12,486.3**	**12,666.5**
At 31st December 2006	95.4	12,290.5	12,385.9

9. Property, Plant and Equipment *(continued)*

	Property under Development HK$M	Buildings, Plant, Mains and Other Equipment HK$M	Total HK$M
Cost			
At 1st January 2006	57.5	16,395.5	16,453.0
Additions	14.9	1,378.8	1,393.7
Consolidation of a Subsidiary	–	66.3	66.3
Disposals/ Write off	–	(91.5)	(91.5)
Exchange Differences	–	27.3	27.3
At 30th June 2006	72.4	17,776.4	17,848.8
Accumulated Depreciation			
At 1st January 2006	–	5,848.5	5,848.5
Charge for the period	–	278.9	278.9
Consolidation of a Subsidiary	–	3.4	3.4
Disposals/ Write off	–	(17.6)	(17.6)
Exchange Differences	–	2.2	2.2
At 30th June 2006	–	6,115.4	6,115.4
Net Book Value			
At 30th June 2006	72.4	11,661.0	11,733.4
At 31st December 2005	57.5	10,547.0	10,604.5

10. Associated Companies

On 1st March 2007, the Group obtained 772,911,729 new shares of Towngas China in consideration for the disposal of eight wholly-owned subsidiaries, which held ten piped city-gas joint ventures, to Towngas China (Note 5). Pursuant to an open offer of Towngas China in June 2007, the Group further acquired 77,291,172 shares of Towngas China. As at 30th June 2007, the Group held approximately 43.9 per cent issued shares capital of Towngas China, an associated company, with a net carrying value of approximately HK$3,292.0 million.

11. Trade and Other Receivables

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Trade Receivables (Note a)	**1,381.2**	1,296.2
Other Receivables (Note b)	**1,187.5**	2,721.2
Payment in Advance	**163.8**	135.8
	2,732.5	4,153.2

11. Trade and Other Receivables *(continued)*

The Group recognised a loss of HK$9.2 million (2006: HK$10.3 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. At 30th June 2007, the aging analysis of the trade receivables, net of impairment provision, was as follows:

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
0 – 30 days	**1,167.2**	1,074.3
31 – 60 days	**58.8**	55.9
61 – 90 days	**21.4**	24.0
Over 90 days	**133.8**	142.0
	1,381.2	1,296.2

(b) Other receivables include HK$282.0 million (31st December 2006: HK$2,287.1 million) instalment receivables for the sale of residential units of Grand Waterfront and loans of HK$201.7 million (31st December 2006: nil) to certain jointly controlled entities and associated company of Towngas China, the interests in which are held by the former subsidiaries of the Group disposed to Towngas China on 1st March 2007 (Note 5).

12. Trade and Other Payables

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Trade Payables (Note a)	**323.5**	442.7
Other Payables and Accruals (Note b)	**2,554.3**	3,295.2
	2,877.8	3,737.9

12. Trade and Other Payables *(continued)*

Notes

(a) At 30th June 2007, the aging analysis of the trade payables was as follows:

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
0 – 30 days	**176.2**	325.4
31 – 60 days	**23.1**	34.9
61 – 90 days	**13.4**	7.3
Over 90 days	**110.8**	75.1
	323.5	442.7

(b) The balance includes an amount of approximately HK$310.7 million (31st December 2006: HK$637.0 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

13. Share Capital

	Number of Shares		**Nominal Value**	
	At 30th June 2007	At 31st December 2006	**At 30th June 2007 HK$M**	At 31st December 2006 HK$M
Authorised:				
Ordinary Shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At beginning of period/ year	**5,508,759,988**	5,508,759,988	**1,377.2**	1,377.2
Bonus Issue (Note 14)	**550,875,998**	–	**137.7**	–
At end of period/ year	**6,059,635,986**	5,508,759,988	**1,514.9**	1,377.2

By an ordinary resolution passed on 21st May 2007, the issued share capital was increased by way of a bonus issue by applying HK$137.7 million charging to the share premium account in payment in full at par of 550,875,998 shares of HK$0.25 each on the basis of one new share for every ten shares held on 14th May 2007. These shares rank pari passu with the existing shares.

14. Share Premium

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
At beginning of period/ year	**3,907.8**	3,907.8
Less: Bonus Issue (Note 13)	**(137.7)**	–
At end of period/ year	**3,770.1**	3,907.8

15. Reserves

	Investment Revaluation Reserve HK$M	General Reserve HK$M	Capital Redemption Reserve HK$M	Capital Reserve HK$M	Exchange Reserve HK$M	Unappro-priated Profits HK$M	Total HK$M
At 1st January 2007	**64.2**	**3,320.0**	**189.7**	**137.4**	**270.6**	**10,159.8**	**14,141.7**
Profit Attributable to Shareholders	–	–	–	–	–	**5,469.9**	**5,469.9**
Change in Fair Value of Available-for-Sale Financial Assets	**48.4**	–	–	–	–	–	**48.4**
Exchange Differences	–	–	–	–	**248.9**	–	**248.9**
Recognition of Exchange Reserve on Disposal of Subsidiaries	–	–	–	–	**(21.3)**	–	**(21.3)**
2006 Final Dividend proposed	–	–	–	–	–	**1,267.0**	**1,267.0**
2006 Final Dividend paid	–	–	–	–	–	**(1,267.0)**	**(1,267.0)**
At 30th June 2007	**112.6**	**3,320.0**	**189.7**	**137.4**	**498.2**	**15,629.7**	**19,887.6**
Balance after 2007 Interim Dividend proposed	**112.6**	**3,320.0**	**189.7**	**137.4**	**498.2**	**14,902.5**	**19,160.4**
2007 Interim Dividend proposed	–	–	–	–	–	**727.2**	**727.2**
	112.6	**3,320.0**	**189.7**	**137.4**	**498.2**	**15,629.7**	**19,887.6**

	Investment Revaluation Reserve HK$M	General Reserve HK$M	Capital Redemption Reserve HK$M	Capital Reserve HK$M	Exchange Reserve HK$M	Unappro-priated Profits HK$M	Total HK$M
At 1st January 2006	2.0	3,320.0	189.7	68.4	58.5	6,225.3	9,863.9
Profit Attributable to Shareholders	–	–	–	–	–	2,509.5	2,509.5
Change in Fair Value of Available-for-Sale Financial Assets	20.2	–	–	–	–	–	20.2
Revaluation Surplus of Available-for-Sale Financial Assets removed on Disposals	(7.3)	–	–	–	–	–	(7.3)
Capital Reserve from Joint Ventures	–	–	–	43.8	–	–	43.8
Capital Reserve from Subsidiaries	–	–	–	0.9	–	–	0.9
Exchange Differences	–	–	–	–	58.1	–	58.1
2005 Final Dividend proposed	–	–	–	–	–	1,267.0	1,267.0
2005 Final Dividend paid	–	–	–	–	–	(1,267.0)	(1,267.0)
At 30th June 2006	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1
Balance after 2006 Interim Dividend proposed	14.9	3,320.0	189.7	113.1	116.6	8,073.7	11,828.0
2006 Interim Dividend proposed	–	–	–	–	–	661.1	661.1
	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1

16. Contingent Liabilities

The Group did not have any significant contingent liabilities as at 30th June 2007 (31st December 2006: nil).

17. Commitments

(a) Capital Expenditures for Property, Plant and Equipment

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Authorised but not brought into the accounts	**1,286.0**	1,019.9
Of which, contracts had been entered into	**1,045.6**	684.6

(b) Share of Capital Expenditures for Property, Plant and Equipment of Jointly Controlled Entities

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Authorised but not brought into the accounts	**975.1**	988.4
Of which, contracts had been entered into	**509.4**	375.6

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant PRC gas projects. The directors estimate that as at 30th June 2007, the Group's commitments to these projects would be approximately HK$895.6 million (31st December 2006: HK$767.0 million).

(d) On 19th April 2007, the Company and Towngas China entered into a loan agreement pursuant to which the Company agrees to advance an unsecured loan of USD25.0 million to Towngas China. As at 30th June 2007, the loan has not been drawn down.

(e) Lease Commitments

At 30th June 2007, future aggregate minimum lease payments of land, buildings and equipment under non-cancellable operating leases were as follows:

	At 30th June 2007 HK$M	At 31st December 2006 HK$M
Not later than 1 year	**34.9**	26.2
Later than 1 year and not later than 5 years	**63.6**	22.8
Later than 5 years	**224.4**	45.7
	322.9	94.7

18. Related Party Transactions

Save as disclosed elsewhere in the accounts, no significant related party transactions were undertaken by the Group at any time during the period.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2007, the Group had a net current deposits position of HK$2,408 million (net current borrowings as at 31st December 2006: HK$807 million) and long-term borrowings of HK$5,611 million (31st December 2006: HK$5,609 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$2,402 million (31st December 2006: HK$1,676 million), net current fund as at 30th June 2007 amounted to HK$4,810 million (31st December 2006: HK$869 million). In addition, banking facilities available for use amounted to HK$5,780 million (31st December 2006: HK$4,681 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 30th June 2007, the Group's borrowings amounted to HK$7,755 million (31st December 2006: HK$8,178 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,583 million (31st December 2006: HK$5,577 million) were long-term bank loans while HK$2,090 million (31st December 2006: HK$2,521 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2007, a subsidiary of the Group in the mainland China had a finance lease of HK$82 million (31st December 2006: HK$80 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 30th June 2007, the maturity profile of Group's borrowings was 28 per cent within 1 year; 3 per cent within 1 to 2 years and 69 per cent within 2 to 5 years (31st December 2006: 31 per cent within 1 year; 20 per cent within 1 to 2 years and 49 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio net borrowing / (shareholders' funds + net borrowing) for the Group as at 30th June 2007 was healthy at 11 per cent (31st December 2006: 24 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$2,402 million as at 30th June 2007 (31st December 2006: HK$1,676 million), the net gearing ratio net debt / (shareholders' funds + net debt) was at 3 per cent (31st December 2006: 19 per cent).

Contingent Liabilities

As at 30th June 2007, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2006: nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and the mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in the mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2007, the investments in securities amounted to HK$3,319 million (31st December 2006: HK$2,524 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

During the six months ended 30th June 2007, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model Code for Dealing in Securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they have fully complied with the required standard set out in the Model Code throughout the review period.

Audit Committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal controls of the Group. An audit committee meeting was held in September 2007 to review the unaudited interim accounts for the six months ended 30th June 2007. PricewaterhouseCoopers, the Group's external auditor, carried out a review of the unaudited interim accounts for the six months ended 30th June 2007 in accordance with the Hong Kong Standard on Review Engagement 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. An unmodified review report was issued subsequent to the review.

Purchase, Sale or Redemption of own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2007.

Disclosure of Interests

A. *Directors*

As at 30th June 2007, the interests and short positions of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Shares and Underlying Shares (Long Positions)

Name of Company	Director	Interests in Shares				Interest in underlying shares		
		Personal Interests	Family Interests	Corporate Interests	Other	pursuant to share options	Aggregate interests	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,548,791		2,428,665,950 *(Note 5)*			2,432,214,741	40.14
	Mr. Liu Lit Man	1,956,548					1,956,548	0.03
	Dr. The Hon. David Li Kwok Po	16,500,000					16,500,000	0.27
	Mr. Ronald Chan Tat Hung	2,134					2,134	0.00
	Mr. Lee Ka Kit				2,428,665,950 *(Note 4)*		2,428,665,950	40.08
	Mr. Alfred Chan Wing Kin	113,107*					113,107*	0.00
	Mr. James Kwan Yuk Choi	39,930	45,241				85,171	0.00
	Mr. Lee Ka Shing				2,428,665,950 *(Note 4)*		2,428,665,950	40.08
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 *(Note 6)*			9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 6)*		9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 6)*		9,500	95
Yieldway International Limited	Dr. Lee Shau Kee			2 *(Note 7)*			2	100
	Mr. Lee Ka Kit				2 *(Note 7)*		2	100
	Mr. Lee Ka Shing				2 *(Note 7)*		2	100
Towngas China Company Limited	Dr. Lee Shau Kee			850,202,901 *(Note 8)*			850,202,901	43.89
	Mr. Lee Ka Kit				850,202,901 *(Note 8)*		850,202,901	43.89
	Mr. Lee Ka Shing				850,202,901 *(Note 8)*		850,202,901	43.89
	Mr. Alfred Chan Wing Kin					3,600,000 *(Note 9)*	3,600,000	0.19
	Mr. James Kwan Yuk Choi					3,000,000 *(Note 9)*	3,000,000	0.15

* *These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares or underlying shares represents to the issued share capital of the Company or any of its associated corporations.*

Save as mentioned above, as at 30th June 2007, there were no other interests or short positions of the Directors or chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

B. *Substantial Shareholders and Others (Long Positions)*

As at 30th June 2007, the interests and short positions of every person, other than the Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%***
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited *(Note 1)*	1,274,927,055	21.04
	Timpani Investments Limited *(Note 1)*	1,807,574,557	29.83
	Henderson Investment Limited *(Note 1)*	2,335,775,097	38.55
	Kingslee S.A. *(Note 1)*	2,335,775,097	38.55
	Henderson Land Development Company Limited *(Note 1)*	2,335,775,097	38.55
	Henderson Development Limited *(Note 2)*	2,340,138,216	38.62
	Hopkins (Cayman) Limited *(Note 3)*	2,428,665,950	40.08
	Riddick (Cayman) Limited *(Note 4)*	2,428,665,950	40.08
	Rimmer (Cayman) Limited *(Note 4)*	2,428,665,950	40.08
Persons other than Substantial Shareholders	Macrostar Investment Limited *(Note 1)*	528,200,540	8.72
	Medley Investment Limited *(Note 1)*	532,647,502	8.79

*** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2007, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,335,775,097 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 67.94% of total issued shares in HI.

2. Henderson Development Limited ("HD") beneficially owned 57.80% of the total issued shares of HLD. Of these 2,340,138,216 shares, 2,335,775,097 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,428,665,950 shares, 2,340,138,216 shares represented the shares described in Notes 1 and 2 and 88,527,734 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,428,665,950 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.

5. These 2,428,665,950 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

7. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

8. These 850,202,901 shares in Towngas China Company Limited ("Towngas China") representing 43.89% of total issued shares in Towngas China were beneficially owned by Hong Kong & China Gas (China) Limited, a wholly-owned subsidiary of the Company. Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

9. These options represent personal interests held by the Directors.

CORPORATE INFORMATION

Board of Directors
As at the date of this report, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Registered Office
23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's Website
www.towngas.com

Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Investor Relations
Corporate Investment Department
The Hong Kong and China Gas Company Limited
22nd Floor, 363 Java Road, North Point,
Hong Kong

Telephone number:	2963 2300
Fax number:	2258 0104
e-mail address:	invrelation@towngas.com

Corporate Communications
Corporate Communications Department
The Hong Kong and China Gas Company Limited
15th Floor, 363 Java Road, North Point,
Hong Kong

Telephone number:	2963 3493
Fax number:	2516 7368
e-mail address:	ccd@towngas.com

Company Secretarial
Company Secretarial Department
The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point,
Hong Kong

Telephone number:	2963 3292
Fax number:	2562 6682
e-mail address:	compsec@towngas.com

A printed version of this Interim Report is available on request from the Company and the Company's Registrars free of charge. The website version of this Interim Report is also available on the Company's website.

If a shareholder wishes to change his choice of language and/or means of receipt of future corporate communications, the shareholder may at any time free of charge notify the Company's Registrars by reasonable notice in writing, stating his name(s) in both English and Chinese (if applicable), address, contact telephone number, number of shares held and details of his change of choice.

2007

中 期 報 告 書

煤氣

香港中華煤氣有限公司
(股份代號：0003)

香港中華煤氣有限公司
二零零七年中期報告書

敬啟者：

上半年度業績概況

董事會宣布集團截至2007年6月30日止之六個月內，未經審核股東應佔稅後溢利為港幣54億6千9百90萬元，其中包括以注入資產換取百江燃氣控股有限公司（「百江燃氣」）之股份而產生之一次性溢利港幣22億3千5百70萬元，以及物業重估增值及售樓之溢利港幣12億7千零40萬元。然而，期內本港住宅煤氣銷售量較去年同期下降，整體煤氣銷售量上升0.2%，本港煤氣業務只保持輕微增長。

集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月	
	2007	2006
營業額，未計燃料調整費，港幣百萬元計	**5,235.8**	4,588.0
營業額，已計燃料調整費，港幣百萬元計	**5,763.7**	5,418.4
股東應佔溢利，港幣百萬元計	**5,469.9**	2,509.5
每股盈利，未計售樓溢利、投資物業重估增值及出售附屬公司權益溢利，港幣仙計	**32.4**	29.8*
每股盈利，已計售樓溢利、投資物業重估增值及出售附屬公司權益溢利，港幣仙計	**90.3**	41.4*
每股中期股息，港幣仙計	**12.0**	12.0
本港煤氣銷售量，百萬兆焦耳計	**15,020**	14,995
於6月30日本港客戶數目	**1,631,302**	1,606,841

* *就2007年派送之紅股作出調整*

2007年上半年度之集團股東應佔稅後溢利包括出售十家城市管道燃氣公司予百江燃氣（股份代號：1083；已易名為港華燃氣有限公司）所獲溢利港幣22億3千5百70萬元；攤分嘉亨灣、翔龍灣及京士柏山地產項目售出單位之溢利港幣7億2千8百20萬元，以及集團應佔國際金融中心投資物業重估增值港幣5億4千2百20萬元；去年同期則包括集團應佔售樓溢利港幣1億1千7百70萬元，以及投資物業重估增值港幣5億8千8百20萬元。

2007年上半年度未計售樓溢利、投資物業重估增值及出售附屬公司權益溢利之每股盈利為港幣32.4仙，去年上半年度未計售樓溢利及投資物業重估增值之每股盈利則為港幣29.8仙。

簡明綜合中期賬目列載於本中期報告書第6至20頁。該未經審核之中期賬目已由集團之審核委員會及核數師羅兵咸永道會計師事務所審閱。

本港煤氣業務

雖然本港經濟持續增長，煤氣銷售並未因此而受惠。今年上半年天氣較去年同期和暖，夏天酷熱，加上住宅客戶生活及飲食習慣改變，令住宅煤氣銷售量較去年同期下降1.9%，下降趨勢已然形成；工商業煤氣銷售量則較去年同期上升3.2%。整體而言，本港煤氣銷售量較去年同期微升0.2%。截至2007年6月30日止，客戶數目達1,631,302戶，較去年同期增加24,461戶。

港華燃氣有限公司

集團約佔43.9%權益之百江燃氣已於今年5月23日易名為港華燃氣有限公司（「港華燃氣」）。「港華燃氣」為集團內地城市燃氣業務之品牌，已廣泛地建立了優良之信譽和口碑。集團併購港華燃氣後，城市管道燃氣項目分布之地域更為廣闊，有利於該品牌之推廣。

港華燃氣於今年中以公開發售形式集資約港幣7億元，每持有十股股份獲配發一股發售股份，每股發售股份作價港幣4元。集團透過是次公開發售向港華燃氣增加注資約港幣3億元，持股量增至約8.5億股。

內地業務發展

集團在內地之業務有長足之進展。集團於今年3月完成併購百江燃氣後，城市管道燃氣項目即有所增加，業務版圖亦擴展至中國東北及西南等地區。能源上游業務方面，煤層氣液化項目等新興能源之投資亦有良好進展。集團在內地之投資領域愈趨廣闊，業務增長將更為迅速。

集團之山西省晉城市煤層氣液化合資項目於今年7月初動工，標誌著集團首個煤層氣液化項目正式開展，預計2008年中投產。煤層氣之成份與天然氣相若，可成為重要之環保能源。內地經濟增長勢頭強勁，對能源之需求日趨殷切，煤層氣液化市場蘊藏無限商機。

集團於今年初取得首個位於吉林省之能源開採合資項目，參與石油及天然氣之勘探和開採銷售，可為區內下游燃氣項目提供額外氣源，而集團在油氣田上游領域運作上累積之經驗亦有助拓展其他上游項目。

集團之能源中游項目分布於安徽省、河北省及浙江省杭州市。投資天然氣高壓管道合資項目有助集團拓展城市下游合資項目，鞏固集團在城市管道燃氣市場之發展。

能源下游業務方面，百江燃氣於今年3月初成為集團之聯營公司後，集團之城市管道燃氣項目已增至60個，遍布華東、華中、華北、東北、西部、西南、廣東及山東。港華燃氣將繼續拓展西南和東北部之管道燃氣市場。集團成功參與上游煤層氣及天然氣項目之投資及營運，將可為城市管道燃氣項目開拓更多新氣源。隨著國家四川省天然氣往華東、華南地區輸送計劃之落實及進口液化天然氣之氣量增加，未來三年內集團在內地之項目將可進入蓬勃發展期。

集團之江蘇省吳江市和安徽省蕪湖市之供水合資項目，以及江蘇省蘇州市蘇州工業園區之供水及排水合資項目運作良好。水務項目與集團現有之燃氣項目在管理及技術上可產生協同效應，節省營運成本。隨著經濟發展及人口增長，內地對潔淨水資源之需求日趨殷切，集團將繼續積極拓展其他城市之水務項目。

根據《內地與香港關於建立更緊密經貿關係的安排》第四份補充協議，自2008年1月1日起，港商可控股或獨資參與內地中型城市之燃氣、熱力及供排水管網建設業務。內地公用事業市場進一步開放，令該等行業走向市場化，將為集團之城市燃氣及水務業務帶來更多商機。

包括港華燃氣在內，集團至今已於內地13個省及北京部分地區取得合共70個項目，業務範圍覆蓋天然氣上、中、下游及自來水供應與污水處理等。集團將繼續發展內地業務，並致力開發低排放、少污染之新興能源項目，集團將密切注意煤基醇醚之最新技術和作為替代能源之市場趨勢及投資機遇。

隨著多元化業務不斷擴展，集團正從一家經營香港單一業務之本地公司，逐漸邁向成為國內一家具規模之全國性跨行業之企業。

環保能源業務

集團透過全資附屬公司易高環保能源有限公司及其屬下公司(「易高」)之能源業務有良好之發展。

隨著本港經濟持續復蘇，今年上半年易高專用石油氣加氣站營業額持續增長。在本港業務之基礎上，易高亦積極拓展內地環保能源業務，在陝西省正興建壓縮天然氣站作為重型運輸車車用燃料之試點項目。

垃圾堆填區之沼氣應用項目亦取得良好進展。經過數年之籌建，新界東北堆填區之沼氣處理廠已順利於2007年初投產，經處理之沼氣現正通過19公里之專用管道，輸送至大埔煤氣廠取代部分石腦油作為煤氣生產之燃料。此外，易高亦積極尋求在其他垃圾堆填區之沼氣應用機會，為減低污染以改善空氣質素進一步作出貢獻。

易高於2002年與機場管理局簽訂為期40年之專營權協議，在屯門38區設計、興建及營運永久航空煤油設施，為香港國際機場之航空煤油供應提供兩個分別為80,000噸及40,000噸級之碼頭泊位及大型貯罐庫區。現時碼頭及庫區之工程正按計劃進行，預計2010年可正式投入服務，成為本港主要之航空煤油物流基地。

地產發展項目

集團持有西灣河嘉亨灣項目50%權益。該項目提供2,020個單位，總樓面面積約170萬平方呎，2007年上半年售出樓面面積約26萬平方呎，為集團帶來可觀之利潤。截至2007年6月底，該項目售出樓面面積合共約156萬平方呎，已於2006年初開始入伙。

馬頭角南廠地盤之翔龍灣項目於2006年8月下旬開始預售，反應非常熱烈。該項目共興建五幢住宅樓宇，提供1,782個單位，住宅樓面面積約120萬平方呎，集團享有其銷售所得款項淨額之73%。2007年上半年售出住宅樓面面積約6萬平方呎，截至2007年6月底，該項目售出住宅樓面面積合共約70萬平方呎，已於2007年5月開始入伙。該項目商場樓面面積約15萬平方呎，於今年下半年開始陸續租出。

集團持有國際金融中心約15.8%權益。國際金融中心之商場及寫字樓已全部租出。該項目之酒店綜合發展部分亦受惠於訪港旅客人數上升，四季酒店及四季匯之入住率維持高水平，業務進展非常理想。

僱員及生產效率

於2007年6月30日，煤氣業務僱員人數為1,919人，客戶數目較去年同期增加24,461戶，而整體生產效率為每名僱員服務850個客戶，與去年同期相若。截至2007年6月30日止六個月，煤氣業務僱員之薪酬總額為港幣3億零8百萬元，較去年同期上升港幣1千2百萬元。集團會按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2007年10月12日登記在股東名冊內之股東。本公司將於2007年10月11日星期四及2007年10月12日星期五兩天，暫停辦理股份過戶登記。股息單將於2007年10月22日星期一寄予各股東。

2007年業務展望

2006年10月，公司引進天然氣取代部分石腦油作為生產煤氣之原料，降低了原料成本，令客戶直接受惠。惟本港煤氣市場呈現飽和，今年上半年煤氣銷售量只增加0.2%。集團過去數年之溢利增長，主要依賴地產收入之貢獻。展望未來，集團地產收益將會減少，而本地煤氣業務之營運成本將隨經濟復蘇而上升，對集團之本地業務構成壓力。

內地業務方面，集團將進一步加快拓展上、中、下游及新興能源市場，預期內地業務理想。

　　此致

列位股東

董事會主席
李兆基　謹啟

香港，2007年9月13日

綜合損益表（未經審核）

截至6月30日止六個月

	附註	2007 港幣百萬元	2006 港幣百萬元
營業額	2	**5,763.7**	5,418.4
未計投資回報之營業溢利	3	**2,097.0**	1,969.8
投資收入	4	**354.2**	182.8
營業溢利		**2,451.2**	2,152.6
利息支出		**(167.4)**	(146.2)
出售附屬公司權益溢利		**2,235.7**	–
所佔聯營公司溢利減虧損		**689.6**	714.5
所佔共同控制實體溢利減虧損		**710.2**	168.0
除税前溢利	5	**5,919.3**	2,888.9
税項	6	**(424.4)**	(369.3)
期內溢利		**5,494.9**	2,519.6
可歸屬於：			
公司股東		**5,469.9**	2,509.5
少數股東權益		**25.0**	10.1
		5,494.9	2,519.6
股息－擬派中期股息	7	**727.2**	661.1
每股盈利－基本及攤薄，港仙計	8	**90.3**	41.4*

* *就2007年派送之紅股作出調整。*

綜合資產負債表（未經審核）
於2007年6月30日

	附註	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
資產			
非流動資產			
物業、機器及設備	9	**12,666.5**	12,385.9
租賃土地		**463.9**	478.8
無形資產		**45.3**	48.6
聯營公司	10	**7,074.9**	3,457.0
共同控制實體		**6,316.9**	5,815.0
可供出售財務資產		**917.4**	848.5
退休福利資產		**36.1**	36.1
其他非流動資產		**82.2**	64.6
		27,603.2	23,134.5
流動資產			
可供出售之建成物業		**1,031.8**	1,147.7
存貨		**850.7**	934.2
貿易及其他應收賬款	11	**2,732.5**	4,153.2
借予聯營公司之貸款		**205.5**	2,991.7
借予共同控制實體之貸款		**38.9**	283.3
職員房屋貸款		**70.0**	80.5
按公平值列賬及在損益賬處理之財務資產		**2,402.0**	1,675.6
三個月以上定期存款		**12.5**	31.3
三個月或以下定期存款、現金及銀行結存		**4,539.3**	1,730.7
		11,883.2	13,028.2
流動負債			
貿易及其他應付賬款	12	**(2,877.8)**	(3,737.9)
應付共同控制實體賬款		**(124.8)**	–
税項準備		**(777.5)**	(834.5)
借貸		**(2,143.9)**	(2,568.6)
		(5,924.0)	(7,141.0)
流動資產淨額		**5,959.2**	5,887.2
資產總額減流動負債		**33,562.4**	29,021.7
非流動負債			
客戶按金		**(1,025.0)**	(1,013.2)
遞延税項		**(1,148.1)**	(1,131.3)
借貸		**(5,610.9)**	(5,609.2)
少數股東貸款		**(53.2)**	(49.8)
		(7,837.2)	(7,803.5)
資產淨額		**25,725.2**	21,218.2
資金及儲備			
股本	13	**1,514.9**	1,377.2
股本溢價	14	**3,770.1**	3,907.8
各項儲備金	15	**19,160.4**	14,141.7
擬派股息	15	**727.2**	1,267.0
股東資金		**25,172.6**	20,693.7
少數股東權益		**552.6**	524.5
權益總額		**25,725.2**	21,218.2

簡明綜合現金流量表（未經審核）
截至6月30日止六個月

	2007 港幣百萬元	2006 港幣百萬元
營業活動所得淨現金	**2,865.9**	2,513.0
投資活動流入／（流出）現金淨額	**1,759.7**	(382.5)
融資活動流出現金淨額	**(1,852.3)**	(1,806.5)
現金及現金等價物增加	**2,773.3**	324.0
於1月1日之現金及現金等價物	**1,720.3**	1,465.6
外幣匯率變動之影響	**14.2**	3.3
於6月30日之現金及現金等價物	**4,507.8**	1,792.9
現金及現金等價物結餘分析		
現金及銀行結存	**797.4**	507.7
三個月或以下定期存款	**3,741.9**	1,301.8
銀行透支	**(31.5)**	(16.6)
	4,507.8	1,792.9

綜合權益變動表（未經審核）

截至6月30日止六個月

	歸屬於公司股東 港幣百萬元	少數股東權益 港幣百萬元	總額 港幣百萬元
於2007年1月1日之權益總額	**20,693.7**	**524.5**	**21,218.2**
可供出售財務資產轉撥至權益之重估增值	**48.4**	**–**	**48.4**
匯兌差異	**248.9**	**16.8**	**265.7**
確認出售附屬公司之匯兌增值	**(21.3)**	**–**	**(21.3)**
於權益直接確認之淨收入	**276.0**	**16.8**	**292.8**
期內溢利	**5,469.9**	**25.0**	**5,494.9**
期內確認之淨收入總額	**5,745.9**	**41.8**	**5,787.7**
注資	**–**	**12.5**	**12.5**
出售附屬公司權益	**–**	**(20.0)**	**(20.0)**
已付股息	**(1,267.0)**	**–**	**(1,267.0)**
已付少數股東股息	**–**	**(6.2)**	**(6.2)**
於2007年6月30日之權益總額	**25,172.6**	**552.6**	**25,725.2**
於2006年1月1日之權益總額	16,415.9	428.4	16,844.3
可供出售財務資產轉撥至權益之重估增值	20.2	–	20.2
出售時撇銷之可供出售財務資產重估增值	(7.3)	–	(7.3)
資本儲備	44.7	–	44.7
匯兌差異	58.1	5.7	63.8
於權益直接確認之淨收入	115.7	5.7	121.4
期內溢利	2,509.5	10.1	2,519.6
期內確認之淨收入總額	2,625.2	15.8	2,641.0
不再以共同控制實體方式入賬改為以附屬公司綜合入賬	–	40.0	40.0
已付股息	(1,267.0)	–	(1,267.0)
於2006年6月30日之權益總額	17,774.1	484.2	18,258.3

中期賬目附註（未經審核）

1. 編製基準及會計政策

本未經審核簡明綜合中期賬目（「中期賬目」）乃按照香港聯合交易所有限公司之證券上市規則及香港會計師公會頒布之香港會計準則第34號「中期財務報告」而編製。此等中期賬目並不構成法定賬目。

集團編製此等中期賬目所採用之會計政策與截至2006年12月31日止之年度賬目所採用者一致。集團已採納下列香港會計師公會頒布之全新及修訂之香港財務報告準則及詮釋，並於2007年1月1日開始之會計期間生效。此會計政策改變對集團之業績，財務狀況及會計政策並無重大影響。集團將根據香港會計準則第1號（經修訂）及香港財務報告準則第7號之要求在年度綜合賬目中作出額外披露。

- 香港財務報告準則第7號「金融工具：披露」
- 香港會計準則第1號（經修訂）「財務報表之呈列－資本披露」
- 香港（國際財務報告詮釋委員會）－詮釋第10號「中期財務報告及減值」

集團並無提早採納任何香港會計師公會已頒布而未於2007年1月1日開始之會計期間生效的新訂及經修訂香港財務報告準則。

2. 分部資料

集團主要於香港及中國內地從事燃氣生產、輸送與銷售、供水，以及經營有關之業務。營業額包括以下項目：

	截至6月30日止六個月	
	2007	2006
	港幣百萬元	港幣百萬元
燃氣銷售，未計燃料調整費	**3,998.1**	3,757.2
燃料調整費	**527.9**	830.4
燃氣銷售，已計燃料調整費	**4,526.0**	4,587.6
爐具銷售	**393.3**	374.2
保養及維修	**134.2**	128.0
水費收入	**120.1**	90.5
物業銷售	**384.8**	–
其他銷售	**205.3**	238.1
	5,763.7	5,418.4

2. 分部資料（續）

業務分部指從事提供產品或服務之一組資產和業務，而產品或服務之風險和回報與其他業務分部不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務之風險和回報與在其他經濟環境中營運之分部不同。

由於集團超過90%之營業額、分部業績及分部總資產均來自燃氣生產、輸送、銷售及與燃氣有關之業務，故無呈列業務分部分析。

集團透過其附屬公司、聯營公司及共同控制實體於香港及中國內地經營業務，其業務營運之資料按地區分析如下：

	截至6月30日止六個月					
	香港		中國內地		總額	
	2007	2006	2007	2006	2007	2006
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
營業額	**4,738.7**	4,688.9	**1,025.0**	729.5	**5,763.7**	5,418.4
分部業績	**2,128.7**	2,040.1	**144.5**	92.5	**2,273.2**	2,132.6
未分配之企業開支					**(176.2)**	(162.8)
未計投資回報之營業溢利					**2,097.0**	1,969.8
投資收入					**354.2**	182.8
營業溢利					**2,451.2**	2,152.6
利息支出					**(167.4)**	(146.2)
出售附屬公司權益溢利					**2,235.7**	–
所佔聯營公司溢利減虧損	**625.7**	698.5	**63.9**	16.0	**689.6**	714.5
所佔共同控制實體溢利減虧損	**547.2**	74.1	**163.0**	93.9	**710.2**	168.0
除税前溢利					**5,919.3**	2,888.9
税項					**(424.4)**	(369.3)
期內溢利					**5,494.9**	2,519.6
可歸屬於：						
公司股東					**5,469.9**	2,509.5
少數股東權益					**25.0**	10.1
					5,494.9	2,519.6

2. 分部資料*（續）*

所佔聯營公司溢利包括集團攤分於國際金融中心之投資物業估值變動港幣542,200,000元（2006年：港幣588,200,000元）。

所佔共同控制實體溢利包括集團攤分於嘉亨灣項目住宅單位發售所得溢利港幣547,200,000元（2006年：港幣74,100,000元）。

3. 未計投資回報之營業溢利

	截至6月30日止六個月	
	2007	2006
	港幣百萬元	港幣百萬元
營業額	**5,763.7**	5,418.4
減支出：		
已使用之庫存及物料	**(2,205.1)**	(2,373.1)
銷售物業成本	**(135.3)**	–
人力成本	**(449.7)**	(416.6)
折舊及攤銷	**(330.9)**	(283.9)
其他營業支出	**(545.7)**	(375.0)
未計投資回報之營業溢利	**2,097.0**	1,969.8

4. 投資收入

	截至6月30日止六個月	
	2007	2006
	港幣百萬元	港幣百萬元
(a) 利息收入		
銀行存款	**60.5**	36.1
可供出售上市財務資產	**0.7**	0.7
借予聯營公司及共同控制實體之貸款	**29.6**	9.9
其他	**7.2**	2.9
	98.0	49.6
(b) 按公平值列賬及在損益賬處理之財務資產之已變現及未變現收益淨額及利息收入		
上市證券	**58.5**	28.6
非上市證券	**157.7**	49.0
匯兑差額	**11.6**	5.9
	227.8	83.5
(c) 可供出售財務資產之收益淨額		
上市證券	**–**	12.7
匯兑差額	**1.2**	0.4
	1.2	13.1
(d) 股息收入		
可供出售上市財務資產	**10.0**	10.9
可供出售非上市財務資產	**1.3**	13.7
按公平值列賬及在損益賬處理之上市財務資產	**0.7**	5.7
	12.0	30.3
(e) 其他投資收入	**15.2**	6.3
投資收入總額	**354.2**	182.8

5. 除稅前溢利

	截至6月30日止六個月	
	2007	2006
	港幣百萬元	港幣百萬元
除稅前溢利已計入及（扣除）下列項目：		
出售附屬公司權益溢利（附註）	**2,235.7**	–
已售存貨成本	**(2,369.0)**	(2,550.9)

附註：

於2007年3月1日集團完成出售八家持有十間城市管道燃氣公司之全資擁有的附屬公司予港華燃氣有限公司（「港華燃氣」），前稱百江燃氣控股有限公司。出售溢利以2007年3月1日港華燃氣作為收購代價所發行之股票之公平值每股港幣3.77元，減去於收購完成日集團應佔附屬公司之資產淨值總額，股東貸款之賬面值及相關之交易成本。而從所出售目標公司所產生之匯兌差額亦於出售溢利中確認。

6. 稅項

	截至6月30日止六個月	
	2007	2006
	港幣百萬元	港幣百萬元
當期稅項－依照本期間估計應課稅溢利按17.5%（2006年稅率為17.5%）撥取之香港利得稅準備	**407.6**	302.9
遞延稅項暫時差異之產生及轉回	**16.8**	66.4
	424.4	369.3

7. 股息

	截至6月30日止六個月	
	2007	2006
	港幣百萬元	港幣百萬元
2006年已付末期股息每股港幣23仙（2005年末期股息：每股港幣23仙）	**1,267.0**	1,267.0
2007年擬派中期股息每股港幣12仙（2006年中期股息：每股港幣12仙）	**727.2**	661.1
	1,994.2	1,928.1

8. 每股盈利

每股盈利乃根據股東應佔溢利港幣5,469,900,000元（2006年：港幣2,509,500,000元）及已發行加權平均股數6,059,635,986股（2006年：6,059,635,986股*）計算。

由於集團截至2007年6月30日止六個月內並無任何有潛在攤薄影響之股份（2006年：無），故每股攤薄盈利等同每股基本盈利。

* *就2007年派送之紅股作出調整。*

9. 物業、機器及設備

	發展中物業 港幣百萬元	樓房、 廠場、煤氣管 及其他設備 港幣百萬元	總額 港幣百萬元
原值			
於2007年1月1日	**95.4**	**18,691.1**	**18,786.5**
增加	**84.8**	**628.4**	**713.2**
出售附屬公司	**–**	**(232.2)**	**(232.2)**
出售／註銷	**–**	**(47.6)**	**(47.6)**
匯兑差額	**–**	**129.6**	**129.6**
於2007年6月30日	**180.2**	**19,169.3**	**19,349.5**
累計折舊			
於2007年1月1日	**–**	**6,400.6**	**6,400.6**
期內折舊	**–**	**324.0**	**324**
出售附屬公司	**–**	**(14.4)**	**(14.4)**
出售／註銷	**–**	**(38.5)**	**(38.5)**
匯兑差額	**–**	**11.3**	**11.3**
於2007年6月30日	**–**	**6,683.0**	**6,683.0**
賬面淨值			
於2007年6月30日	**180.2**	**12,486.3**	**12,666.5**
於2006年12月31日	95.4	12,290.5	12,385.9

9. 物業、機器及設備（續）

	發展中物業 港幣百萬元	樓房、廠場、煤氣管及其他設備 港幣百萬元	總額 港幣百萬元
原值			
於2006年1月1日	57.5	16,395.5	16,453.0
增加	14.9	1,378.8	1,393.7
改以附屬公司綜合入賬	–	66.3	66.3
出售／註銷	–	(91.5)	(91.5)
匯兌差額	–	27.3	27.3
於2006年6月30日	72.4	17,776.4	17,848.8
累計折舊			
於2006年1月1日	–	5,848.5	5,848.5
期內折舊	–	278.9	278.9
改以附屬公司綜合入賬	–	3.4	3.4
出售／註銷	–	(17.6)	(17.6)
匯兌差額	–	2.2	2.2
於2006年6月30日	–	6,115.4	6,115.4
賬面淨值			
於2006年6月30日	72.4	11,661.0	11,733.4
於2005年12月31日	57.5	10,574.0	10,604.5

10. 聯營公司

於2007年3月1日港華燃氣發行772,911,729股新股予集團作為出售八家持有十間城市管道燃氣公司之全資擁有的附屬公司予港華燃氣之代價（附註5）。並於2007年6月之公開發售中，集團獲港華燃氣配售77,291,172股。於2007年6月30日，集團持有港華燃氣之已發行股本約43.9%，港華燃氣並為集團之聯營公司，賬面值約港幣3,292,000,000元。

11. 貿易及其他應收賬款

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
貿易應收賬款（附註a）	**1,381.2**	1,296.2
其他應收賬款（附註b）	**1,187.5**	2,721.2
預付款項	**163.8**	135.8
	2,732.5	4,153.2

11. 貿易及其他應收賬款（*續*）

集團於期內確認貿易及其他應收賬款減值虧損港幣9,200,000元（2006年：港幣10,300,000元）。該減值已列入其他營業支出（附註3）。

附註

(a) 集團為各類客戶設定不同之信貸政策。貿易應收賬款之信貸期由30日至60日不等，並由管理層定期檢討。於2007年6月30日，扣除減值撥備後貿易應收賬款之賬齡分析如下：

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
0至30日	**1,167.2**	1,074.3
31至60日	**58.8**	55.9
61至90日	**21.4**	24.0
超過90日	**133.8**	142.0
	1,381.2	1,296.2

(b) 其他應收賬款包括銷售翔龍灣之住宅單位之應收分期款港幣282,000,000元（2006年12月31日：港幣2,287,100,000元）及借予港華燃氣數家共同控制實體及聯營公司之貸款港幣201,700,000元（2006年12月31日：無），該等借款公司為集團於2007年3月1日出售予港華燃氣之附屬公司所擁有（附註5）。

12. 貿易及其他應付賬款

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
貿易應付賬款（附註a）	**323.5**	442.7
其他應付賬款及應計費用（附註b）	**2,554.3**	3,295.2
	2,877.8	3,737.9

12. 貿易及其他應付賬款(續)

附註

(a) 於2007年6月30日，貿易應付賬款之賬齡分析如下：

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
0至30日	**176.2**	325.4
31至60日	**23.1**	34.9
61至90日	**13.4**	7.3
超過90日	**110.8**	75.1
	323.5	442.7

(b) 結餘包括應付恒基兆業地產有限公司約港幣310,700,000元(2006年12月31日：港幣637,000,000元)為已出售翔龍灣住宅部分之所得款項淨額之27%。

13. 股本

	股份數目		面值	
	2007年 6月30日	2006年 12月31日	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
法定股本：				
每股面值港幣二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本：				
於期初／年初	**5,508,759,988**	5,508,759,988	**1,377.2**	1,377.2
發行紅股(附註14)	**550,875,998**	–	**137.7**	–
於期末／年末	**6,059,635,986**	5,508,759,988	**1,514.9**	1,377.2

透過於2007年5月21日通過之一項普通決議案，公司自股本溢價賬轉撥港幣137,700,000元，用以按面值繳足每股面值港幣二角五仙之股份550,875,998股，以紅股方式按2007年5月14日每持有十股送一股新股之比例發行股本增加。該等股份與現有股份享有相同權益。

14. 股本溢價

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
於期初／年初	**3,907.8**	3,907.8
減：發行紅股（附註13）	**(137.7)**	–
於期末／年末	**3,770.1**	3,907.8

15. 各項儲備金

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	資本儲備 港幣百萬元	匯兑儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2007年1月1日	**64.2**	**3,320.0**	**189.7**	**137.4**	**270.6**	**10,159.8**	**14,141.7**
股東應佔溢利	**–**	**–**	**–**	**–**	**–**	**5,469.9**	**5,469.9**
可供出售財務資產公平值之變動	**48.4**	**–**	**–**	**–**	**–**	**–**	**48.4**
匯兑差額	**–**	**–**	**–**	**–**	**248.9**	**–**	**248.9**
確認出售附屬公司之匯兑增值	**–**	**–**	**–**	**–**	**(21.3)**	**–**	**(21.3)**
擬派2006年末期股息	**–**	**–**	**–**	**–**	**–**	**1,267.0**	**1,267.0**
已派2006年末期股息	**–**	**–**	**–**	**–**	**–**	**(1,267.0)**	**(1,267.0)**
於2007年6月30日	**112.6**	**3,320.0**	**189.7**	**137.4**	**498.2**	**15,629.7**	**19,887.6**
擬派2007年中期股息後結餘	**112.6**	**3,320.0**	**189.7**	**137.4**	**498.2**	**14,902.5**	**19,160.4**
擬派2007年中期股息	**–**	**–**	**–**	**–**	**–**	**727.2**	**727.2**
	112.6	**3,320.0**	**189.7**	**137.4**	**498.2**	**15,629.7**	**19,887.6**

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	資本儲備 港幣百萬元	匯兑儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2006年1月1日	2.0	3,320.0	189.7	68.4	58.5	6,225.3	9,863.9
股東應佔溢利	–	–	–	–	–	2,509.5	2,509.5
可供出售財務資產公平值之變動	20.2	–	–	–	–	–	20.2
出售時撇銷可供出售財務資產之重估增值	(7.3)	–	–	–	–	–	(7.3)
合資公司之資本儲備	–	–	–	43.8	–	–	43.8
附屬公司之資本儲備	–	–	–	0.9	–	–	0.9
匯兑差額	–	–	–	–	58.1	–	58.1
擬派2005年末期股息	–	–	–	–	–	1,267.0	1,267.0
已派2005年末期股息	–	–	–	–	–	(1,267.0)	(1,267.0)
於2006年6月30日	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1
擬派2006年中期股息後結餘	14.9	3,320.0	189.7	113.1	116.6	8,073.7	11,828.0
擬派2006年中期股息	–	–	–	–	–	661.1	661.1
	14.9	3,320.0	189.7	113.1	116.6	8,734.8	12,489.1

16. 或然負債

集團於2007年6月30日並無重大之或然負債（2006年12月31日：無）。

17. 承擔

(a) 有關物業，機器及設備之資本承擔

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
於期末／年末已獲批准但未入賬	**1,286.0**	1,019.9
其中於期末／年末已簽約者	**1,045.6**	684.6

(b) 所佔共同控制實體物業、機器、及設備之資本支出

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
於期末／年末之獲批准但未入賬	**975.1**	988.4
其中於期末／年末已簽約者	**509.4**	375.6

(c) 集團在多項合資合同中承諾以股本及貸款方式向若干國內合資公司提供足夠資金，以作發展中國燃氣項目之用。董事估計於2007年6月30日，集團之承擔約為港幣895,600,000元（2006年12月31日:港幣767,000,000元）。

(d) 於2007年4月19日，公司與港華燃氣簽訂貸款合同，同意向港華燃氣提供無抵押之貸款美金25,000,000元。於2007年6月30日，港華燃氣尚未提取此貸款。

(e) 租賃承擔

於2007年6月30日，根據不可撤銷之經營租賃而於未來支付之最低土地、物業及機器租賃付款總額如下：

	2007年 6月30日 港幣百萬元	2006年 12月31日 港幣百萬元
一年內	**34.9**	26.2
第二年至第五年內	**63.6**	22.8
五年以上	**224.4**	45.7
	322.9	94.7

18. 有關連人士交易

除於本賬目他處披露外，集團於期內並無進行任何重大之有關連人士交易。

財務資源回顧

資產流動性及資本來源

於2007年6月30日，集團之淨流動存款為港幣24億零8百萬元（2006年12月31日：淨流動借貸為港幣8億零7百萬元）及長期借貸為港幣56億1千1百萬元（2006年12月31日：港幣56億零9百萬元）。經計入按公平值列賬及在損益賬處理之財務資產組合港幣24億零2百萬元（2006年12月31日：港幣16億7千6百萬元）後，於2007年6月30日，集團之流動資金淨額為港幣48億1千萬元（2006年12月31日：港幣8億6千9百萬元）。此外，可動用之銀行融資額為港幣57億8千萬元（2006年12月31日：港幣46億8千1百萬元）。

集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資金及銀行融資協議。集團擁有足夠及穩定之資金來源及可動用之銀行融資協議以滿足未來資本性投資及營運資金之需求。

借貸結構

於2007年6月30日，集團借貸總額為港幣77億5千5百萬元（2006年12月31日：港幣81億7千8百萬元）。集團所有銀行貸款及透支均為無抵押及按浮動利率計息，而其中港幣55億8千3百萬元（2006年12月31日：港幣55億7千7百萬元）為銀行長期貸款，而港幣20億9千萬元（2006年12月31日：港幣25億2千1百萬元）則享有一年以內還款期之循環信用額或定期貸款融資協議。於2007年6月30日，集團之一家中國內地附屬公司，就其部分管道有等值港幣8千2百萬元（2006年12月31日：港幣8千萬元）之融資租賃，以分期付款方式繳付至2009年止。於2007年6月30日，集團借貸之到期日概況如下：28%為1年內到期、3%為1至2年內到期及69%為2至5年內到期（2006年12月31日：31%為1年內到期、20%為1至2年內到期及49%為2至5年內到期）。

集團借貸基本上為港元貸款，並無面對重大外匯波動風險。於2007年6月30日，集團之資本負債率〔淨借貸／（股東資金+淨借貸）〕為11%（2006年12月31日：24%），財政狀況穩健。於2007年6月30日，經計入按公平值列賬及在損益賬處理之財務資產組合港幣24億零2百萬元（2006年12月31日：港幣16億7千6百萬元）後，集團之淨資本負債率〔淨負債／（股東資金+淨負債）〕為3%（2006年12月31日：19%）。

或有負債

於2007年6月30日，集團沒有提供任何擔保予聯營公司，共同控制實體或第三者作為銀行融資協議安排（2006年12月31日：無）。

貨幣概況

集團之運作及業務主要在香港及中國內地。其現金、現金等價物或借貸均以港幣或美元為主。而集團中國內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主，為當地投資提供自然對沖效果。

集團證券投資

按照集團財資委員會之指引，集團在股票及債券證券方面進行投資。於2007年6月30日，證券投資為港幣33億1千9百萬元（2006年12月31日：港幣25億2千4百萬元）。集團於證券之投資表現令人滿意。

其他資料

企業管治

截至2007年6月30日止之六個月內，公司已遵守《香港聯合交易所有限公司證券上市規則》（「《上市規則》」）附錄14所載之《企業管治常規守則》之守則條文。

董事進行證券交易之標準守則

公司已採納《上市規則》附錄10所載之標準守則為公司董事進行證券交易之守則（「該守則」）。經公司作出特定查詢後，公司董事均已確認在本中期報告所包括審閱期間，其完全遵守該守則所規定之標準。

審核委員會

公司已於1996年5月成立審核委員會，以檢討及監察集團之財務匯報程序及內部控制。審核委員會已於本年9月舉行會議，審閱截至2007年6月30日止之六個月內之未經審核中期業績報告。集團核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《香港審閱準則》第2410號「獨立核數師審閱中期財務資料」審閱了公司截至2007年6月30日止之六個月內之未經審核中期賬目，並發出無修訂之審閱報告。

購回、出售或贖回公司之股份

截至2007年6月30日止之六個月內，公司及其任何附屬公司並無購回、出售或贖回公司之股份。

公開權益資料

甲．董事

截至2007年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向公司及香港聯合交易所有限公司（「聯交所」）作出之申報，各董事及最高行政人員於公司或其相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份及相關股份（好倉）

		股份權益				根據購股權可認購之相關股份權益		
公司名稱	董事姓名	個人	家族	公司	其他		權益總額	%**
香港中華煤氣有限公司	李兆基博士	3,548,791		2,428,665,950（附註5）			2,432,214,741	40.14
	廖烈文先生	1,956,548					1,956,548	0.03
	李國寶博士	16,500,000					16,500,000	0.27
	陳達雄先生	2,134					2,134	0.00
	李家傑先生				2,428,665,950（附註4）		2,428,665,950	40.08
	陳永堅先生	113,107*					113,107*	0.00
	關育材先生	39,930	45,241				85,171	0.00
	李家誠先生				2,428,665,950（附註4）		2,428,665,950	40.08
隆業發展有限公司	李兆基博士			9,500（附註6）			9,500	95
	李家傑先生				9,500（附註6）		9,500	95
	李家誠先生				9,500（附註6）		9,500	95
溢匯國際有限公司	李兆基博士			2（附註7）			2	100
	李家傑先生				2（附註7）		2	100
	李家誠先生				2（附註7）		2	100
港華燃氣有限公司	李兆基博士			850,202,901（附註8）			850,202,901	43.89
	李家傑先生				850,202,901（附註8）		850,202,901	43.89
	李家誠先生				850,202,901（附註8）		850,202,901	43.89
	陳永堅先生					3,600,000（附註9）	3,600,000	0.19
	關育材先生					3,000,000（附註9）	3,000,000	0.15

* *陳永堅先生與其配偶共同持有該等股份。*

** *在股份之合計好倉佔公司或其任何相聯法團已發行股本百分率。*

除上述外，於2007年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向公司及聯交所作出之申報，並無記錄公司董事在公司或其任何相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有其他權益或淡倉。

乙. 主要股東及其他人士（好倉）

截至2007年6月30日止，除公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	股份權益數量	%***
主要股東 （在股東大會上有權行使或控制行使10%或以上投票權之人士）	迪斯利置業有限公司（*附註1*）	1,274,927,055	21.04
	Timpani Investments Limited（*附註1*）	1,807,574,557	29.83
	恒基兆業發展有限公司（*附註1*）	2,335,775,097	38.55
	Kingslee S.A.（*附註1*）	2,335,775,097	38.55
	恒基兆業地產有限公司（*附註1*）	2,335,775,097	38.55
	恒基兆業有限公司（*附註2*）	2,340,138,216	38.62
	Hopkins (Cayman) Limited（*附註3*）	2,428,665,950	40.08
	Riddick (Cayman) Limited（*附註4*）	2,428,665,950	40.08
	Rimmer (Cayman) Limited（*附註4*）	2,428,665,950	40.08
主要股東以外之人士	Macrostar Investment Limited（*附註1*）	528,200,540	8.72
	Medley Investment Limited（*附註1*）	532,647,502	8.79

*** *在股份之合計好倉佔公司已發行股本百分率。*

除上述外，於2007年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在公司之股份及相關股份中擁有任何權益或淡倉。

附註：

1. Macrostar Investment Limited（「Macrostar」）、Medley Investment Limited（「Medley」）及迪斯利置業有限公司（「迪斯利」）實益擁有此等2,335,775,097股股份。Macrostar為恒基兆業發展有限公司（「恒基發展」）之全資附屬公司，Medley及迪斯利為Timpani Investments Limited（「Timpani」）之全資附屬公司。而Timpani則為恒基發展之全資附屬公司。恒基兆業地產有限公司（「恒基地產」）之全資附屬公司Kingslee S.A.擁有恒基發展所有已發行股份之67.94%。

2. 恒基兆業有限公司（「恒基兆業」）實益擁有恒基地產所有已發行股份之57.80%。在此等2,340,138,216股股份中，2,335,775,097股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,428,665,950股股份中，2,340,138,216股股份相當於附註1及附註2所述之股份，88,527,734股股份則由富生有限公司（「富生」）實益擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

4. 此等2,428,665,950股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)各自作為兩個全權信託之受託人，擁有單位信託之單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託之可能受益人，被視為有責任披露此等股份權益。

5. 此等2,428,665,950股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有此等股份之權益。

6. 此等隆業發展有限公司之9,500股股份由公司之全資附屬公司(擁有4,500股)及恒基地產之全資附屬公司(擁有5,000股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

7. 此等溢匯國際有限公司之2股股份由公司之全資附屬公司(擁有1股)及恒基地產之全資附屬公司(擁有1股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

8. 此等港華燃氣有限公司(「港華燃氣」)之850,202,901股股份，相當於港華燃氣已發行股份總數之43.89%，由公司之全資附屬公司Hong Kong & China Gas (China) Limited實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有公司之權益。

9. 該等購股權為董事之個人權益。

公司資料

董事會

於本報告書日期，本公司董事會成員包括：李兆基博士（主席），廖烈文先生*，梁希文先生*，林高演先生，李國寶博士*，陳達雄先生，李家傑先生，陳永堅先生，關育材先生及李家誠先生。

* *獨立非執行董事*

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

投資者關係

企業投資部
香港北角渣華道363號22樓
電話號碼：2963 2300
傳真號碼：2258 0104
電郵地址：invrelation@towngas.com

企業傳訊

企業傳訊部
香港北角渣華道363號15樓
電話號碼：2963 3493
傳真號碼：2516 7368
電郵地址：ccd@towngas.com

公司秘書

公司秘書部
香港北角渣華道363號23樓
電話號碼：2963 3292
傳真號碼：2562 6682
電郵地址：compsec@towngas.com

END

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